UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 2025

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐         No ☒

Interim Consolidated Financial Statements

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Santiago, Chile

June 30, 2025 and December 31, 2024

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Interim Consolidated Financial Statements June 30, 2025 (non-audited) and December 31, 2024

INDEPENDENT AUDITOR’S REVIEW REPORT

Santiago, July 29, 2025

To the Shareholders and Directors

Embotelladora Andina S.A.

Introduction

We have reviewed the accompanying consolidated statement of financial position of Embotelladora Andina S.A. and subsidiaries as of June 30, 2025, and the related consolidated statements of income by function and comprehensive income for the three- and six-month periods ended June 30, 2025, the consolidated statements of changes in equity and cash flows for the six-month period then ended, and the notes to the consolidated financial statements, including a summary of significant accounting policies. Management is responsible for the preparation and fair presentation of this interim consolidated financial information in accordance with IAS 34 ‘Interim Financial Reporting’ as incorporated in the International Financial Reporting Standards (IFRS). Our responsibility is to express a conclusion on this interim consolidated financial information based on our review.

Scope of the review

We conducted our review in accordance with International Standard on Review Engagements 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity.’ A review of interim financial information consists primarily of making inquiries of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Generally Accepted Auditing Standards in Chile and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial information does not present fairly, in all material respects, the consolidated financial position of the entity as of June 30, 2025, its results for the three- and six-month periods ended June 30, 2025, and its cash flows for the six-month period then ended, in accordance with IAS 34 ‘Interim Financial Reporting’ as incorporated in the IFRS Accounting Standards.

Other matters

The Association of Accountants of Chile (Colegio de Contadores de Chile A.G.) approved the full and unreserved adoption of the International Standards on Auditing (ISAs) issued by the IAASB as the Generally Accepted Auditing Standards in Chile for audits of financial statements prepared for periods beginning on or after January 1, 2025.

The audit of the consolidated financial statements of Embotelladora Andina S.A. and subsidiaries as of December 31, 2024, for which we issued an unmodified opinion dated January 28, 2025, includes the consolidated statement of financial position as of December 31, 2024, which is presented in the accompanying interim consolidated financial statements. The review of the interim consolidated financial statements of Embotelladora Andina S.A. and subsidiaries as of June 30, 2024, for which we issued an unmodified conclusion dated July 30, 2024, includes the interim consolidated statements of income by function and comprehensive income for the three- and six-month periods ended June 30, 2024, and the interim consolidated statements of changes in equity and cash flows for the six-month period then ended, which are presented for comparative purposes in the accompanying interim consolidated financial statements. Both the aforementioned review and audit were conducted in accordance with the Generally Accepted Auditing Standards in Chile in effect at those dates.

Sergio Tubío L. RUT: 21.175.581-4

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements June 30, 2025 (non-audited) and December 31, 2024

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Financial Statements

I.	Interim Consolidated Statements of Financial Position as of June 30, 2025 (non-audited) and December 31, 2024	1

II.	Interim Consolidated Statements of Income by Function (non-audited)	3

III.	Interim Consolidated statements of Comprehensive (Loss) Income (non-audited)	4

IV.	Interim Consolidated Statements of Changes in Equity (non-audited)	5

V.	Interim Consolidated Statements of Direct Cash Flows (non-audited)	6

VI.	Notes to the Interim Consolidated Financial Statements	7

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of June 30, 2025 and December 31, 2024

ASSETS	NOTE	06.30.2025	12.31.2024
		ThCh$	ThCh$
Current assets

Cash and cash equivalents	4	207,186,890	248,899,004
Other financial assets	5	390,330	76,586,583
Other non-financial assets	6	22,874,525	27,260,507
Trade and other accounts receivable	7	239,028,920	332,831,088
Accounts receivable from related entities	12.1	8,106,715	9,901,543
Inventory	8	309,594,128	299,970,909
Current tax assets	9	30,938,979	17,746,106
Total current assets		818,120,487	1,013,195,740

Non-current assets
Other financial assets	5	165,961,098	169,420,303
Other non-financial assets	6	87,908,673	79,746,695
Trade and other accounts receivable	7	182,093	335,723
Accounts receivable from related entities	12.1	5,210,401	292,931
Investments accounted for using the equity method	14	87,368,454	85,192,710
Intangible assets other than goodwill	15	693,155,811	693,383,630
Goodwill	16	143,638,994	144,681,420
Property, plant, and equipment	11	1,104,347,900	1,097,773,572
Deferred tax assets	10.2	6,374,245	7,081,549
Total non-current assets		2,294,147,669	2,277,908,533

Total Assets		3,112,268,156	3,291,104,273

Notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Financial Position

as of June 30, 2025 and December 31, 2024

LIABILITIES AND EQUITY	NOTE	06.30.2025	12.31.2024
		ThCh$	ThCh$
LIABILITIES
Current liabilities
Other financial liabilities	17	107,558,747	110,330,460
Trade and other accounts payable	18	350,227,295	457,074,643
Accounts payable to related entities	12.2	78,279,159	94,376,420
Other provisions	19	2,330,643	1,522,426
Tax liabilities	9	30,464,452	28,369,276
Current provisions for employee benefits	13	46,720,677	72,367,187
Other non-financial liabilities	20	1,995,115	142,103,582
Total current liabilities		617,576,088	906,143,994

Other financial liabilities	17	1,079,734,327	1,066,543,247
Trade and other accounts payable	18	2,490,133	2,534,836
Accounts payable to related entities	12.2	-	380,465
Other provisions	19	53,465,780	53,723,373
Deferred tax liabilities	10.2	227,104,263	224,967,885
Non-current provisions for employee benefits	13	20,737,596	20,160,468
Other non-financial liabilities	20	2,943,746	2,252,985
Total non-current liabilities		1,386,475,845	1,370,563,259

EQUITY
Issued capital	21	270,737,574	270,737,574
Retained earnings	21	1,045,547,920	891,746,153
Other reserves	21	(244,945,005)	(186,074,535)
Equity attributable to owners of the parent		1,071,340,489	976,409,192
Non-controlling interests		36,875,734	37,987,828
Total Equity		1,108,216,223	1,014,397,020
Total Liabilities and Equity		3,112,268,156	3,291,104,273

Notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Income by Function

For the periods ended June 30, 2025 and 2024

		01.01.2025	01.01.2024	01.04.2025	01.04.2024
	NOTE	06.30.2025 (non-audited)	06.30.2024 (non-audited)	06.30.2025 (non-audited)	06.30.2024 (non-audited)
		ThCh$	ThCh$	ThCh$	ThCh$
Net sales		1,612,679,533	1,485,737,706	738,154,044	672,192,943
Cost of sales	25	(981,430,201)	(893,887,610)	(458.312.641)	(411,795,531)
Gross profit		631,249,332	591,850,096	279,841,403	260,397,412
Other income	26	4,468,285	667,398	4,179,222	309,304
Distribution expenses	25	(147,439,818)	(129,631,283)	(67,041,104)	(60,382,984)
Administrative expenses	25	(273,247,136)	(262,372,520)	(132,927,492)	(126,432,463)
Other expenses, by function	27	(13,080,148)	(19,558,316)	(10,277,296)	(10,122,596)
Other (losses) gains		-	-	-	-
Financial income	28	7,490,626	9,987,533	3,804,210	6,152,459
Financial costs	28	(33,826,475)	(31,340,386)	(16,452,803)	(15,719,600)
Share of profit (loss) of investments in associates and joint ventures accounted for using the equity method	14.3	1,519,293	1,099,758	139,416	(75,936)
Foreign exchange differences	29	(3,469,534)	(8,384,012)	(2,606,773)	(7,988,580)
Income by indexation units		(2,812,400)	7,140,951	158,801	2,689,040
Net Income before income taxes		170,852,025	159,459,219	58,817,584	48,826,056
Income tax expense	10.1	(57,297,423)	(65,085,162)	(22,084,752)	(23,950,698)
Net Income		113,554,602	94,374,057	36,732,832	24,875,358

Net income attributable to
Owners of the controller		113,589,310	93,588,460	37,233,310	24,601,560
Non-controlling interests		(34,708)	785,597	(500,478)	273,798
Net Income		113,554,602	94,374,057	36,732,832	24,875,358

Basic and diluted earnings per share in ongoing operations
Earnings per Series A share	21.5	114.29	94.16	37.46	24.75
Earnings per Series B share	21.5	125.72	103.58	41.21	27.23

Notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the periods ended June 30, 2025 and 2024

	01.01.2025	01.01.2024	01.04.2025	01.04.2024
	06.30.2025 (non-audited)	06.30.2024 (non-audited)	06.30.2025 (non-audited)	06.30.2024 (non-audited)
	ThCh$	ThCh$	ThCh$	ThCh$
Other comprehensive income:
Net income	113,554,602	94,374,057	36,732,832	24,875,358
Components of other comprehensive income that will not be reclassified to net income for the period, before tax
Actuarial gains (losses) on defined benefit plans	(140,640)	(1,374,810)	293,346	(1,789,545)

Components of other comprehensive income that will be reclassified to net income for the period, before tax
Gain (losses) from exchange rate translation differences	(15,092,779)	(32,696,415)	25,825,947	(135,060,638)
Gain (loss) on cash flow hedges	(2,382,415)	17,647,695	8,492,312	15,369,045

Income taxes relating to components of other comprehensive income that will not be reclassified to net income for the period
Income tax related to defined benefit plans	37,973	371,199	(79,203	483,177

Income taxes relating to components of other comprehensive income to be reclassified to net income for the period
Income taxes related to exchange rate translation differences	481,954	14,428,847	(9,586,816)	40,684,316
Income tax related to cash flow hedges	1,148,766	(5,508,210)	(2,222,508)	(4,857,468)
Other comprehensive income, total	(15,947,141)	(7,131,694)	22,723,078	(85,171,113)
Comprehensive income, Total	97,607,461	87,242,363	59,455,910	(60,295,755)
Comprehensive income attributable to:
Owners of the controller	98,081,710	86,241,783	60,388,639	(60,124,927
Non-controlling interests	(474,248)	1,000,580	(932,729)	(170,828)
Comprehensive income, total	97,607,462	87,242,363	59,455,910	(60,295,755)

Notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the period ended June 30, 2025 and 2024

		Other reserves
	Issued capital	Reserves for exchange differences on translation	Cash flow hedge reserve	Actuarial gains or losses on employee benefits	Other reserves	Total other reserves	Retained earnings	Equity attributable to owners of the controller	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance Period 01.01.2025	270,737,574	(599,259,259)	(11,879,833)	(8,087,069)	433,151,626	(186,074,535)	891,746,153	976,409,192	37,987,828	1,014,397,020
Adjustment application IAS 21*	-	(43,362,869)	-	-	-	(43,362,869)	-	(43,362,869)	(7,532)	(43,370,401)
Equity at the beginning of the period	270,737,574	642,622,128	(11,879,833)	(8,087,069)	433,151,626	(229,437,404)	891,746,153	933,046,323	37,980,296	971,026,619
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	113,589,310	113,589,310	(34,708)	113,554,602
Other comprehensive income	-	(14,201,616)	(1,225,001)	(80,984)	-	(15,507,601)	-	(15,507,601)	(439,540)	(15,947,141)
Comprehensive income	-	(14,201,616)	(1,225,001)	(80,984)	-	(15,507,601)	113,589,310	98,081,709	(474,248)	97,607,461
Dividends	-	-	-	-	-	-	-	-	-	-
Increase (decrease) due to other changes **	-	-		-	-	-	40,212,457	40,212,457	(630,314)	39,582,143
Total changes in equity	-	(14,201,616)	(1,225,001)	(80,984)	-	(15,507,601)	153,801,767	138,294,166	(1,104,562)	137,189,604
Ending balance for the period ending June 30, 2025	270,737,574	(656,823,744)	(13,104,834)	(8,168,053)	433,151,626	(244,945,005)	1,045,547,920	1,071,340,489	36,875,734	1,108,216,223

		Other reserves
	Issued capital	Reserves for exchange differences on translation	Cash flow hedge reserve	Actuarial gains or losses on employee benefits	Other reserves	Total other reserves	Retained earnings	Equity attributable to owners of the parent	Non-controlling interests	Total equity
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance Period 01.01.2024	270,737,574	(556,832,899)	(24,064,386)	(6,013,183)	433,151,626	(153,758,842)	769,311,795	886,290,527	34,694,887	920,985,414
Changes in equity
Comprehensive income
Earnings	-	-	-	-	-	-	93,588,460	93,588,460	785,597	94,374,057
Other comprehensive income	-	(18,526,692)	12,136,263	(956,248)		(7,346,677)	-	(7,346,677)	214,983	(7,131,694)
Comprehensive income	-	(18,526,692)	12,136,263	(956,248)	-	(7,346,677)	93,588,460	86,241,783	1,000,580	87,242,363
Dividends	-	-	-	-	-		(61,621,722)	(61,621,722)	(969,411)	(62,591,133)
Increase (decrease) due to other changes **	-	-	-	-	-		114,458,692	114,458,692	20,474	114,479,166
Total changes in equity	-	(18,526,692)	12,136,263	(956,248)	-	(7,346,677)	146,425,430	139,078,753	51,643	139,130,396
Ending balance for the period ending June 30, 2024	270,737,574	(575,359,591)	(11,928,123)	(6,969,431)	433,151,626	(161,105,519)	915,737,225	1,025,369,280	34,746,530	1,060,115,810

* Corresponds to the impact of the application of Amendments to IAS 21 – Non-convertible financial assets, see Note 2.23.1.

** Mainly corresponds to the effects of inflation on the equity of our subsidiaries in Argentina (see Note 2.5.1).

Notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Consolidated Direct Cash Flow Statements

For the periods ended June 30, 2025 and 2024

		01.01.2025	01.01.2024
Cash flows from (used in) operating activities	NOTE	06.30.2025	06.30.2024
		ThCh$	ThCh$
Cash flows provided by Operating Activities
Receipts from the sale of goods and the rendering of services (including taxes)		2,219,177,343	2,230,035,634
Payments for Operating Activities
Payments to suppliers for goods and services (including taxes)		(1,538,395,718	(1,588,278,300)
Payments to and on behalf of employees		(180,870,430)	(172,576,097)
Other payments for operating activities (value-added taxes on purchases, sales and others)		(270,043,459)	(255,029,404)
Dividends received		2,694,175	2,752,778
Interest payments		(21,339,689)	(26,457,204)
Interest received		3,033,378	6,998,256
Income tax payments		(53,830,544)	(47,659,271
Other cash movements (tax on bank debits Argentina and others)		(3,749,530)	(3,663,426)
Cash flows provided by (used in) Operating Activities		156,675,526	146,122,966

Cash flows provided by (used in) Investing Activities
Cash flows used in acquiring non-controlling interests		127,841	77,361
Proceeds from sale of Property, plant and equipment		(112,228,461)	(147,570,101
Purchase of Property, plant and equipment		-	-
Payment on forward, term option and financial exchange agreements		72,785,812	-
Collection on forward, term, option and financial exchange agreements		(385,327	(369,626
Other (payments) redemptions for (purchases) of financial instruments		(39,700,135)	(147,862,366)

Cash flows from (used in) financing activities
Proceeds from changes in ownership interests in subsidiaries		-
Proceeds (payments) from short term loans		27,506,388	41,353,395
Loan payments		(29,364,981	(6,608,885
Lease liability payments		(4,404,224)	(4,705,578)
Dividend payments by the reporting entity		(140,832,348)	(94,798,600)
Other cash inflows (outflows) (placement and payment of public debt)		(9,347,503)	1,415,423
Net cash flows (used in) generated by Financing Activities		(156,442,668)	(63,344,245)
Net increase in cash and cash equivalents before exchange differences		(39,467,277)	(65,083,645)
Effects of exchange differences on cash and cash equivalents		(582,718)	6,964,819
Effects of inflation in cash and cash equivalents in Argentina		(1,662,119	(13,133,718)
Net increase (decrease) in cash and cash equivalents		(47,712,114)	(71,252,544)
Cash and cash equivalents – beginning of period	4	248,899,004	303,683,683
Cash and cash equivalents - end of period	4	207,186,890	232,431,139

Notes 1 to 32 form an integral part of these Consolidated Financial Statements.

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

1 – CORPORATE INFORMATION

Embotelladora Andina S.A. RUT (Chilean Taxpayer Id. N°) 91.144.000-8 (hereinafter “Andina,” and together with its subsidiaries, the “Company”) is an open stock corporation, whose corporate address and principal offices are located at Miraflores 9153, borough of Renca, Santiago, Chile. The Company is registered in the Securities Registry of the Chilean Financial Market Commission (hereinafter “CMF”), and pursuant to Chile’s Law 18,046 is subject to the supervision of this entity. It is also registered with the U.S. Securities and Exchange Commission (hereinafter “SEC”), and its stock is traded on the New York Stock Exchange since 1994.

The principal activity of Embotelladora Andina S.A. is to produce, bottle, commercialize and distribute the products under registered trademarks of The Coca-Cola Company (TCCC), as well as commercialize and distribute some brands of other companies such as Monster, AB InBev, Diageo and Capel, among others. The Company maintains operations and is licensed to produce, commercialize and distribute such products in certain territories in Chile, Brazil, Argentina and Paraguay

In Chile, the territories in which it has TCCC’s franchise are the Metropolitan Region; the province of San Antonio, the V Region; the province of Cachapoal including the commune of San Vicente de Tagua-Tagua, the VI Region; the II Region of Antofagasta; the III Region of Atacama, the IV Region of Coquimbo XI Region de Aysén del General Carlos Ibáñez del Campo; XII Region of Magallanes and Chilean Antarctic. In Brazil, the aforementioned franchise covers much of the state of Rio de Janeiro, the entire state of Espirito Santo, and part of the states of São Paulo and Minas Gerais. In Argentina it includes the provinces of Córdoba, Mendoza, San Juan, San Luis, Entre Ríos, as well as part of the provinces of Santa Fe and Buenos Aires, Chubut, Santa Cruz, Neuquén, Río Negro, La Pampa, Tierra del Fuego, Antarctica and South Atlantic Islands. Finally, in Paraguay the territory comprises the whole country. The bottling agreement for the territories in Argentina expires in September 2027; for the territories in Brazil, it expires in October 2027; for the territories in Chile, it expired in January 2025, and is currently under the process of renewal; and for the territory in Paraguay, it expires on March 1, 2028. Said agreements are renewable upon the request of Embotelladora Andina S.A. and at the sole discretion of The Coca-Cola Company.

As of the date of these consolidated financial statements, regarding Andina’s principal shareholders, the Controlling Group holds 53.58% of the outstanding shares with voting rights, corresponding to the Series A shares. The Controlling Group is composed of the Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families, who control the Company in equal parts.

These Consolidated Financial Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries, which were approved by the Board of Directors on July 29, 2025.

2 – BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS AND APPLICATION OF ACCOUNTING CRITERIA

2.1	Accounting principles and basis of preparation

The Company’s interim consolidated financial statements for June 30, 2025, and December 31, 2024, have been prepared in accordance with International Accounting Standard No. 34 (IAS 34) incorporated into the International Financial Reporting Standards (hereinafter “IFRS”) issued by the International Accounting Standards Board (hereinafter “IASB”).

These Interim Consolidated Financial Statements have been prepared following the going concern principle by applying the historical cost method, with the exception, according to IFRS, of those assets and liabilities that are recorded at fair value.

These Interim Consolidated Statements reflect the consolidated financial position of Embotelladora Andina S.A. and its Subsidiaries as of June 30, 2025 and December 31, 2024 and the results of operations for the periods from January 1 to June 30, 2025 and 2024, with the statements of changes in equity and cash flows for the same periods.

These Consolidated Financial Statements have been prepared based on the accounting records maintained by the Parent Company and by the other entities that are part of the Company and are presented in thousands of Chilean pesos (unless expressly stated) as this is the functional and presentation currency of the Company. Foreign operations are included in accordance with the accounting policies established in Notes 2.5.

2.2	Subsidiaries and consolidation

Subsidiary entities are those companies directly or indirectly controlled by Embotelladora Andina. Control is obtained when the Company has power over the investee, when it has exposure or is entitled to variable returns from its involvement in the investee and when it has the ability to use its power to influence the amount of investor returns. They include assets and liabilities, results of operations, and cash flows for the periods reported. Income or losses from subsidiaries acquired or sold are included in the consolidated statements of income by function from the effective date of acquisition through the effective date of disposal, as applicable.

The acquisition method is used to account for the acquisition of subsidiaries. The consideration transferred for the acquisition of the subsidiary is the fair value of assets transferred, equity securities issued, liabilities incurred or assumed on the date that control is obtained. Identifiable assets acquired, and identifiable liabilities and contingencies assumed in a business combination are accounted for initially at their fair values at the acquisition date. Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interest over the net identifiable assets acquired and liabilities assumed. If the consideration is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the income statement.

Intercompany transactions, balances and unrealized gains on transactions between Group entities are eliminated. Unrealized losses are also eliminated. When necessary, the accounting policies of the subsidiaries are modified to ensure uniformity with the policies adopted by the Group.

The interest of non-controlling shareholders is presented in the consolidated statement of changes in equity and the consolidated statement of income by function under “Non-Controlling Interest” and “Earnings attributable to non-controlling interests”, respectively.

The consolidated financial statements include all assets, liabilities, income, expenses, and cash flows of the Company and its subsidiaries after eliminating balances and transaction among the Group’s entities, the subsidiary companies included in the consolidation are the following:

		Ownership interest
		06.30.2025			12.31.2024
Taxpayer ID	Company name	Direct	Indirect	Total	Direct	Indirect	Total
96.842.970-1	Andina Bottling Investments S.A.	99.94	0.06	100.0	99.94	0.06	100.0
96.972.760-9	Andina Bottling Investments Dos S.A.	64.42	35.58	100.0	64.42	35.58	100.0
Foreign	Andina Empaques Argentina S.A.	-	99.98	99.98	-	99.98	99.98
96.836.750-1	Andina Inversiones Societarias S.A.	100.0	-	100.0	100.0	-	100.0
76.070.406-7	Embotelladora Andina Chile S.A.	99.99	0.01	100.0	99.99	0.01	100.0
Foreign	Embotelladora del Atlántico S.A.	0.92	99.0	99.99	0.92	99.07	99.99
96.705.990-0	Envases Central S.A.	59.27	-	59.27	59.27	-	59.27
Foreign	Paraguay Refrescos S.A.	0.08	97.75	97.83	0.08	97.75	97.83
76.276.604-3	Red de Transportes Comerciales Ltda. *	99.85	0.15	100.0	99.85	0.15	100.0
77.427.659-9	Re-Ciclar S.A.	60.00	-	60.00	60.00	-	60.00
Foreign	Rio de Janeiro Refrescos Ltda.	-	100.0	100.0	-	99.99	99.99
78.536.950-5	Servicios Multivending Ltda.	99.9	0.10	100.0	99.9	0.10	100.0
78.861.790-9	Transportes Andina Refrescos Ltda.	99.9	0.01	100.0	99.9	0.01	100.0
96.928.520-7	Transportes Polar S.A.	99.9	0.01	100.0	99.9	0.01	100.0
76.389.720-6	Vital Aguas S.A.	66.5	-	66.5	66.5	-	66.5
93.899.000-k	VJ S.A.	15.0	50.0	65.0	15.0	50.00	65.0

* As of June 30, Red de Transportes Comerciales Ltda. is in the process of closing its economic and tax activities. As of May 9, 2025, Embotelladora Andina S.A. absorbed its operations

2.	Investments in associates

Ownership interest held by the Group in associates is recorded following the equity method. According to the equity method, the investment in an associate is initially recorded at cost. As of the date of acquisition, the investment in the statement of financial position is recorded by the proportion of its total assets, which represents the Group’s participation in its capital, once adjusted, where appropriate, the effect of the transactions made with the Group, plus capital gains that have been generated in the acquisition of the company.

Dividends received from these companies are recorded by reducing the value of the investment and the results obtained by them, which correspond to the Group according to its ownership, are recorded under the item “Participation in profit (loss) of associates accounted for by the equity method.”

Associates are all entities over which the Group exercises significant influence but does not have control. Significant influence is the power to intervene in the financial and operating policy decisions of the associate, without having control or joint control over it. The results of these associates are accounted for using the equity method. Accounting policies of the associates are changed, where necessary, to ensure conformity with the policies adopted by the Company and unrealized gains are eliminated.

For associates located in Brazil, the financial statements accounted for using the equity method have a one-month lag because their reporting dates are different from those of Embotelladora Andina.

2.4	Financial information by operating segments

“IFRS 8 Operating Segments” requires that entities disclose information on the results of operating segments. In general, this is information that Management and the Board of Directors use internally to assess performance of segments and allocate resources to them. Therefore, the following operating segments have been determined based on geographic location:

•	Operation in Chile
•	Operation in Brazil
•	Operation in Argentina
•	Operation in Paraguay

2.	Functional and presentation currency

2.5	Functional currency

Items included in the financial statements of each of the entities in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of each of the Operations is the following:

Company	Functional Currency
Embotelladora del Atlántico	Argentine Peso (ARS)
Embotelladora Andina	Chilean Peso (CLP)
Paraguay Refrescos	Paraguayan Guaraní (PYG)
Rio de Janeiro Refrescos	Brazil Real (BRL)

Foreign currency-denominated monetary assets and liabilities are converted to the functional currency at the observed exchange rate of each central bank, in effect on the closing date.

All differences arising from the liquidation or conversion of monetary items are recorded in the income statement, with the exception of the monetary items designated as part of the hedging of the Group’s net investment in a business abroad. These differences are recorded under other comprehensive income until the disposal of the net investment, at which point they are reclassified to the income statement. Tax adjustments attributable to exchange differences in these monetary items are also recognized under other comprehensive income.

Non-monetary items that are valued at historical cost in a foreign currency are converted using the exchange rate in effect at the date of the initial transaction. Non-monetary items measured at fair value in a foreign currency are converted using the exchange rate in effect at the date on which fair value is determined. Losses or gains arising from the conversion of non-monetary items measured at fair value are recorded in accordance with the recognition of losses or gains arising from the change in the fair value of the respective item (e.g., exchange differences arising from items whose fair value gains or losses are recognized in another overall result or in results are also recognized in the statement of comprehensive income).

Functional currency in hyperinflationary economies

Beginning July 2018, Argentina’s economy is considered as hyperinflationary, according to the criteria established in the International Accounting Standard No. 29 “Financial information in hyperinflationary economies” (IAS 29). This determination was carried out based on a series of qualitative and quantitative criteria, including an accumulated inflation rate of more than 100% for three years. In accordance with IAS 29, the financial statements of companies in which Embotelladora Andina S.A. participates in Argentina have been retrospectively restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine peso, as of the closing date of these consolidated financial statements.

Non-monetary assets and liabilities were restated since February 2003, the last date an inflation adjustment was applied for accounting purposes in Argentina. In this context, it should be mentioned that the Group made its transition to IFRS on January 1, 2004, applying the attributed cost exemption for Property, plant and equipment.

For consolidation purposes in Embotelladora Andina S.A. and as a result of the adoption of IAS 29, the results and financial position of our Argentine subsidiaries were converted to the closing exchange rate (ARS/CLP) at the date of presentation of these financial statements , in accordance with IAS 21 “Effects of foreign currency exchange rate variations”, when dealing with a hyperinflationary economy.

The comparative amounts in the consolidated financial statements are those that were presented as current year amounts in the relevant financial statements of the previous year (i.e., not adjusted for subsequent changes in price level or exchange rates). This results in differences between the closing net equity of the previous year and the opening net equity of the current year and, as an accounting policy option, these changes are presented as follows: (a) the re-measurement of Opening balances under IAS 29 as an adjustment to equity and (b) subsequent effects, including re-expression under IAS 21 , as “Exchange rate differences in the conversion of foreign operations” under other comprehensive income.

The adjustment factor is derived from the National Consumer Price Index (CPI), which is published by the National Institute of Statistics and Census of the Argentine Republic (INDEC). Inflation for the periods January to June 2025 and from January to December 2024 amounted to 15.37% and 118.10%, respectively.

2.5.2	Presentation currency

The presentation currency is the Chilean peso, which is the functional currency of the parent company, for such purposes, the financial statements of subsidiaries are translated from the functional currency to the presentation currency as indicated below:

a.	Translation of financial statements whose functional currency does not correspond to hyperinflationary economies (Brazil and Paraguay)

Financial statements measured as indicated are translated to the presentation currency as follows:

•	The statement of financial position is translated to the closing exchange rate at the financial statement date and the income statement is translated at the average monthly exchange rates, the differences that result are recognized in equity under other comprehensive income.

•	Cash flow income statements are also translated at average exchange rates for each transaction.

•	In the case of the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

b.	Translation of financial statements whose functional currency corresponds to hyperinflationary economies (Argentina)

Financial statements of economies with a hyperinflationary economic environment, are recognized according to IAS 29 Financial Information in Hyperinflationary Economies, and subsequently converted to Chilean pesos as follows:

•	The statement of financial position sheet is translated at the closing exchange rate at the financial statements date.

•	The income statement is translated at the closing exchange rate at the financial statements date.

•	The statement of cash flows is converted to the closing exchange rate at the date of the financial statements.

•	For the disposal of an investment abroad, the component of other comprehensive income (OCI) relating to that investment is reclassified to the income statement.

In accordance with IAS 21 “Effects of Changes in Foreign Exchange Rates,” we use the closing exchange rate to translate financial information into presentation currency. The official dollar whose value is determined by the Banco de la Nación Argentina (BNA) is used to calculate the exchange rate for the presentation and preparation of the consolidated financial statements.

2.5.3	Exchange rates

Exchange rates regarding the Chilean peso, calculated using the closing rates for each period and used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	(*) ARS	PGY
06.30.2025	933.42	171.05	0.77	0.119
12.31.2024	996.46	160.92	0.97	0.127
06.30.2024	944.34	169.88	1.04	0.125

Exchange rates regarding the Chilean peso, calculated using average rates, used in the preparation of the Consolidated Financial Statements, are as follows:

Date	USD	BRL	PGY
06.30.2025	954.64	165.89	0.120
06.30.2024	941.13	185.29	0.127

(*) For the translation of Argentine figures, closing rates (not average) are used, as described in Note 2.5.2 b.

2.	Property, Plant and Equipment

The elements of Property, plant and equipment, are valued for their acquisition cost, net of their corresponding accumulated depreciation, and of the impairment losses they have experienced.

The cost of the items of Property, plant and equipment include in addition to the price paid for the acquisition: i) the financial expenses accrued during the construction period that are directly attributable to the acquisition, construction or production of qualified assets, which are those that require a substantial period of time before being ready for use, such as production facilities. The Group defines a substantial period as one that exceeds twelve months. The interest rate used is that corresponding to specific financing or, if it does not exist, the weighted average financing rate of the Company making the investment; and ii) personnel expenses directly related to the construction in progress.

Construction in progress is transferred to operating assets after the end of the trial period when they are available for use, from which moment depreciation begins.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset only when it is probable that future economic benefits associated with the items of Property, plant and equipment will flow to the Company and the cost of the item can be measured reliably. Repairs and maintenance are charged to expense in the reporting period in which they are incurred.

Land is not depreciated since it has an indefinite useful life. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives.

The estimated useful lives by asset category are:

Assets	Range in years
Buildings	15-80
Plant and equipment	5-20
Warehouse installations and accessories	10-50
Furniture and supplies	4-5
Motor vehicles	4-10
IT equipment	3-5
Other Property, plant and equipment	3-10
Bottles and containers	1-8

The residual value and useful lives of Property, plant and equipment are reviewed and adjusted at the end of each fiscal year, if appropriate.

The Company assesses on each reporting date if there is evidence that an asset may be impaired. The Group estimates the recoverable amount of the asset, if there is evidence, or when an annual impairment test is required for an asset.

Gains and losses on disposals of property, plant, and equipment are calculated by comparing the proceeds to the carrying amount and are charged to other expenses by function or other gains, as appropriate in the statement of comprehensive income.

2.7	Intangible assets and goodwill

2.7.1	Goodwill

Goodwill represents the excess of the consideration transferred over the Company’s interest in the net fair value of the net identifiable assets of the subsidiary and the fair value of the non-controlling interest in the subsidiary on the acquisition date. Since goodwill is an intangible asset with indefinite useful life, it is recognized separately and tested annually or more frequently if events or changes in circumstances indicate a potential impairment. The carrying value of goodwill is compared to the recoverable amount, which is the higher of value in use and the fair value less costs to sell. Any impairment is recognized immediately as an expense and is not subsequently reversed.

Goodwill is carried at cost less accumulated impairment losses.

Gains and losses on the sale of an entity include the carrying amount of goodwill related to that entity.

Goodwill is assigned to each cash generating unit (CGU) or group of cash-generating units, from where it is expected to benefit from the synergies arising from the business combination. Such CGUs or groups of CGUs represent the lowest level in the organization at which goodwill is monitored for internal management purposes.

2.7.2	Distribution rights

Distribution rights are contractual rights to produce and/or distribute Coca-Cola brand products and other brands in certain territories in Argentina, Brazil, Chile and Paraguay. Distribution rights are born from the process of valuation at fair value of the assets and liabilities of companies acquired in business combinations. Distribution rights have an indefinite useful life and are not amortized, (as they are historically permanently renewed by The Coca-Cola Company) and therefore are subject to impairment tests on an annual basis.

2.7.3	Software

Carrying amounts correspond to internal and external software development costs, which are capitalized once the recognition criteria in IAS 38, Intangible Assets, have been met. Their accounting recognition is initially realized for their acquisition or production cost and, subsequently, they are valued at their net cost of their corresponding accumulated amortization and of the impairment losses that, if applicable, they have experienced. The aforementioned software is amortized within four years.

2.8	Impairment of non-financial assets

Assets that have an indefinite useful life, such as intangibles related to distribution rights and goodwill, are not amortized and are tested annually for impairment or more frequently if events or changes in circumstances indicate a potential impairment. Assets that are subject to amortization are tested for impairment whenever there is an event or change in circumstances indicating that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the carrying value of the asset exceeds its recoverable amount. The recoverable amount is the greater of an asset’s fair value less costs to sell or its value in use.

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units - CGU). Cash-generating unit’s recoverable amount has been determined on the basis of its value in use.

Regardless of what was stated in the previous paragraph, in the case of CGUs to which goodwill or intangible assets with an indefinite useful life have been assigned, the analysis of their recoverability is carried out systematically at the end of each fiscal year. These indications may include new legal provisions, change in the economic environment that affects business performance indicators, competition movements, or the disposal of an important part of a CGU.

Management reviews business performance based on geographic segments. Goodwill is monitored at the operating segment level that includes the different cash generating units in operations in Chile, Brazil, Argentina and Paraguay. The impairment of distribution rights is monitored geographically in the CGU or group of cash generating units, which correspond to specific territories for which distribution rights have been acquired for products owned by The Coca-Cola Company, as well as other intangible assets of indefinite useful life.These cash generating units or groups of cash generating units are composed of the following segments:

-	Operation in Chile; (North Zone Antofagasta, Atacama and Coquimbo, Metropolitan Area

-	Central Zone San Antonio and Cachapoal and Extreme South Zone of Aysen and Magallanes);

-	Operation in Argentina; (San Juan, Mendoza, San Luis, Córdoba, Santa Fé, Entre Ríos, La Pampa, Neuquén, Rio Negro, Chubut, Santa Cruz, Tierra del Fuego and western area of the Province of Buenos Aires);

-	Operation in Brazil (State of Rio de Janeiro and Espirito Santo, Ipiranga territories, and investment in the Sorocaba. associate);

-	Operation in Paraguay

Other intangible assets with indefinite useful lives consist of:

- AdeS Chile and Comercializadora Novaverde (Guallarauco);

- AdeS Argentina;

- AdeS Brazil and investment in the associate Leão Alimentos e Bebidas Ltda.;

- AdeS Paraguay

To check if goodwill has suffered a loss due to impairment of value, the Company compares the book value thereof with its recoverable value, and recognizes an impairment loss, for the excess of the asset’s carrying amount over its recoverable amount. To determine the recoverable values of the CGU, management considers the discounted cash flow method as the most appropriate.

The main assumptions used in the annual impairment test are:

a)	Discount rate

The discount rate applied in the annual impairment test carried out in 2024 was estimated using the CAPM (Capital Asset Pricing Model) methodology, which allows estimating a discount rate according to the level of risk of the CGU in the country where it operates. A nominal discount rate in local currency before tax is used according to the following table:

2024 Discount rates
Argentina	21.2%
Chile	9.3%
Brazil	10.4%
Paraguay	11.0%

b)	Other assumptions

The financial projections to determine the net present value of future cash flows of the CGUs are modeled based on the main historical variables and the respective approved budgets for each CGU. In this regard, a conservative growth rate is used, taking into account the differences that exist in categories with high growth such as carbonated beverages, categories with medium growth such as waters and juices, and categories that have lower margins such as alcohols. Additionally, the valuation model considers projections over 5 years based on perpetuity growth rates per operation, which follow a real growth according to long-term population growth expectations. In this sense, the variables with greatest sensitivity in these projections are the discount rates applied in the determination of the net present value of projected cash flows, growth perpetuities and EBITDA margins considered in each CGU.

In order to sensitize the impairment test, variations were made to the main variables used in the model. Ranges used for each of the modified variables are:

-	Discount Rate: Increase / Decrease of up to 200 bps as a value in the rate at which future cash flows are discounted to bring them to present value

-	Perpetuity: Increase / Decrease of up to 25 bps in the rate to calculate the perpetual growth of future cash flows

-	EBITDA margin: Increase / Decrease of 150 bps of EBITDA margin of operations, which is applied per year for the projected periods, that is, for the years 2025-2029

After modeling and valuing the different CGUs as a result of the tests performed as of December 31, 2024, no impairment was identified in any of the CGUs listed above, assuming conservative projections aligned with the history of the current markets. Thus, the impairment test yielded recovery values higher than the book values of assets, including those for the sensitivity calculations in the stress test conducted on the model for the 3 previously mentioned variables.

It should be noted that even though no signs of impairment were identified for the SGUs described above, in the annual review of intangible assets with indefinite useful lives, it was identified that for the Guallarauco brand, specifically in the investment in Novaverde, the recoverable amount was CLP 2,921 million below the carrying amount recorded in the financial statements, which was reduced from its carrying amount as of December 31, 2024. On the other hand, for AdeS Chile, an impairment of the investment equivalent to CLP 881 million was recognized as of December 2024. The effects of the impairment were recorded in the consolidated results under “Share in profit (loss) of investments in associates accounted for under the equity method.”

As part of our continuous monitoring of cash flows from the various cash-generating units, no indicators of impairment were identified at the end of the reporting period that would require a formal impairment assessment or indicate a material change since December 31, 2024.

2.9	Financial instruments

A financial instrument is any contract that gives rise to the recognition of a financial asset in one entity and a financial liability or equity instrument in another entity.

2.9.1	Financial assets

Pursuant to IFRS 9 “Financial Instruments”, except for certain trade accounts receivable, the Group initially measures a financial asset at its fair value plus transaction costs, in the case of a financial asset that is not at fair value, reflecting changes in P&L.

The classification is based on two criteria: (a) the Group’s business model for the purpose of managing financial assets to obtain contractual cash flows; and (b) if the contractual cash flows of financial instruments represent “solely payments of principal and interest” on the outstanding principal amount (the “SPPI criterion”). According to IFRS 9, financial assets are subsequently measured at (i) fair value with changes in P&L (FVPL), (ii) amortized cost or (iii) fair value through other comprehensive income (FVOCI).

The subsequent classification and measurement of the Group’s financial assets are as follows:

-	Financial asset at amortized cost for financial instruments that are maintained within a business model with the objective of maintaining the financial assets to collect contractual cash flows that meet the SPPI criterion. This category includes the Group’s trade and other accounts receivable.

-	Financial assets measured at fair value with changes in other comprehensive income (FVOCI), with gains or losses recognized in P&L at the time of liquidation. Financial assets in this category correspond to the Group’s instruments that meet the SPPI criterion and are kept within a business model both to collect cash flows and to sell.

Other financial assets are classified and subsequently measures as follows:

-	Equity instruments at fair value with changes in other comprehensive income (FVOCI) without recognizing earnings or losses in P&L at the time of liquidation. This category only includes equity instruments that the Group intends to keep in the foreseeable future and that the Group has irrevocably chosen to classify in this category in the initial recognition or transition.

-	Financial assets at fair value with changes in P&L (FVPL) include derivative instruments and equity instruments quoted that the Group had not irrevocably chosen to classify at FVOCI in the initial recognition or transition. This category also includes debt instruments whose cash flow characteristics do not comply with the SPPI criterion or are not kept within a business model whose objective is to recognize contractual cash flows or sale.

A financial asset (or, where applicable, a portion of a financial asset or a portion of a group of similar financial assets) is initially disposed (for example, canceled in the Group’s consolidated financial statements) when:

-	The rights to receive cash flows from the asset have expired,

-	The Group has transferred the rights to receive the cash flows of the asset or has assumed the obligation to pay all cash flows received without delay to a third party under a transfer agreement; and the Group (a) has substantially transferred all risks and benefits of the asset, or (b) has not substantially transferred or retained all risks and benefits of the asset but has transferred control of the asset.

2.9.2	Financial Liabilities

Financial liabilities are classified as a fair value financial liability at the date of their initial recognition, as appropriate, with changes in results, loans and credits, accounts payable or derivatives designated as hedging instruments in an effective coverage.

All financial liabilities are initially recognized at fair value and transaction costs directly attributable are netted from loans and credits and accounts payable.

The Group’s financial liabilities include trade and other accounts payable, loans and credits, including those discovered in current accounts, and derivative financial instruments.

The classification and subsequent measurement of the Group’s financial liabilities are as follows:

-	Fair value financial liabilities with changes in results include financial liabilities held for trading and financial liabilities designated in their initial recognition at fair value with changes in results. The losses or gains of liabilities held for trading are recognized in the income statement.

-	Loans and credits are valued at cost or amortized using the effective interest rate method. Gains and losses are recognized in the income statement when liabilities are disposed, as well as interest accrued in accordance with the effective interest rate method.

A financial liability is disposed of when the obligation is extinguished, cancelled or expires. Where an existing financial liability is replaced by another of the same lender under substantially different conditions, or where the conditions of an existing liability are substantially modified, such exchange or modification is treated as a disposal of the original liability and the recognition of the new obligation. The difference in the values in the respective books is recognized in the statement of income.

2.9.3	Offsetting financial instruments

Financial assets and financial liabilities are offset with the corresponding net amount presenting the corresponding net amount in the statement of financial position, if:

-	There is currently a legally enforceable right to offset the amounts recognized, and

-	It is intended to liquidate them for the net amount or to realize the assets and liquidate the liabilities simultaneously.

2.10	Derivatives financial instruments and hedging activities

The Company and its subsidiaries use derivative financial instruments to mitigate risks relating to changes in foreign currency and exchange rates associated with raw materials, and loan obligations. Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value at each closing date. Derivatives are accounted as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

2.10.1	Derivative financial instruments designated as cash flow hedges

At the inception of the transaction, the group documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated income statement within “other gains (losses).”

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss (for example, when foreign currency denominated financial liabilities are translated into their functional currencies). The gain or loss relating to the effective portion of cross currency swaps hedging the effects of changes in foreign exchange rates are recognized in the consolidated income statement within “foreign exchange differences.” When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated income statement.

2.10.2	Derivative financial instruments not designated for hedging

The fair value of derivative financial instruments that do not qualify for hedge accounting pursuant to IFRS are immediately recognized in the income statement under “Other income and losses”. The fair value of these derivatives is recorded under “other current financial assets” or “other current financial liabilities” in the statement of financial position.

The Company does not use hedge accounting for its foreign investments.

The Company also evaluates the existence of embedded derivatives in contracts and financial instruments as stipulated by IFRS 9 and classifies them pursuant to their contractual terms and the business model of the group. At the date of these financial statements, the Company had no embedded derivatives.

2.10.3	Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the date of the transaction. Fair value is based on the presumption that the transaction to sell the asset or to transfer the liability takes place;

-	In the asset or liability main market, or

-	In the absence of a main market, in the most advantageous market for the transaction of those assets or liabilities.

The Company maintains assets related to foreign currency derivative contracts which were classified as Other current and non-current financial assets and Other current and non-current financial liabilities, respectively, and are accounted at fair value within the statement of financial position.

The Company uses the following hierarchy to determine and disclose the fair value of financial instruments with assessment techniques:

Level 1:	Quote values (unadjusted) in active markets for identical assets or liabilities
Level 2:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, is directly or indirectly observable
Level 3:	Valuation techniques for which the lowest level variable used, which is significant for the calculation, are not observable.

During the reporting periods there were no transfers of items between fair value measurement categories. All of which were valued during the periods using Level 2.

2.11	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method. The cost of finished goods and work in progress includes raw materials, direct labor, other direct costs and manufacturing overhead (based on operating capacity) to bring the goods to marketable condition, but it excludes interest expense. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses. Spare parts and production materials are stated at the lower of cost or net realizable value.

The initial cost of inventories includes the transfer of losses and gains from cash flow hedges, related to the purchase of raw materials.

Estimates are also made for obsolescence of raw materials and finished products based on turnover and age of the related goods.

2.12	Trade accounts receivable and other accounts receivable

Trade accounts receivable and other accounts receivable are measured and recognized at the transaction price at the time they are generated less the provision for expected credit losses, pursuant to the requirements of IFRS 15, since they do not have a significant financial component, less the provision of expected credit losses. The provision for expected credit losses is made applying a value impairment model based on expected credit losses for the following 12 months. The Group applies a simplified focus for trade receivables, thereby impairment is always recorded referring to expected losses during the whole life of the asset. The carrying amount of the asset is reduced by the provision of expected credit losses, and the loss is recognized in administrative expenses in the consolidated income statement by function.

2.13	Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances, time deposits and other short-term highly liquid and low risk of change in value investments.

2.14	Other financial liabilities

Resources obtained from financial institutions as well as the issuance of debt securities are initially recognized at fair value, net of costs incurred during the transaction. Then, liabilities are valued by accruing interests in order to equal the current value with the future value of liabilities payable, using the effective interest rate method.

General and specific borrowing costs directly attributable to the acquisition, construction or production of qualified assets, considered as those that require a substantial period of time in order to get ready for their forecasted use or sale, are added to the cost of those assets until the period in which the assets are substantially ready to be used or sold.

2.15	Income tax

The Company and its subsidiaries in Chile account for income tax according to the net taxable income calculated based on the rules in the Income Tax Law. Subsidiaries in other countries account for income taxes according to the tax regulations of the country in which they operate.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the Consolidated Financial Statements, using the tax rates that have been enacted or substantively enacted on the balance sheet date and are expected to apply when the deferred income tax asset is realized, or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilized.

The Company does not recognize deferred income taxes for temporary differences from investments in subsidiaries in which the Company can control the timing of the reversal of the temporary differences and it is probable that they will not be reversed in the near future.

The Group offsets deferred tax assets and liabilities if and only if it has legally recognized a right to offset against the tax authority the amounts recognized in those items; and intends to settle the resulting net debts, or to realize the assets and simultaneously settle the debts that have been offset by them.

2.16	Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of past event, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

2.17	Leases

In accordance with IFRS 16 “Leases” Embotelladora Andina analyzes, at the beginning of the contract, the economic background of the agreement, to determine if the contract is, or contains, a lease, evaluating whether the agreement transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. Control is considered to exist if the client has i) the right to obtain substantially all the economic benefits from the use of an identified asset; and ii) the right to direct the use of the asset.

The Company when operating as a lessee, at the beginning of the lease (on the date the underlying asset is available for use) records an asset for the right-of-use in the statement of financial position (under Property, plant and equipment) and a lease liability (under Other financial liabilities).

This asset is initially recognized at cost, which includes: i) value of the initial measurement of the lease liability; ii) lease payments made up to the start date less lease incentives received; iii) the initial direct costs incurred; and iv) the estimation of costs for dismantling or restoration. Subsequently, the right-of-use asset is measured at cost, adjusted by any new measurement of the lease liability, less accumulated depreciation and accumulated losses due to impairment of value. The right-of-use asset is depreciated in the same terms as the rest of similar depreciable assets, if there is reasonable certainty that the lessee will acquire ownership of the asset at the end of the lease. If such certainty does not exist, the asset depreciates at the shortest period between the useful life of the asset or the lease term.

On the other hand, the lease liability is initially measured at the present value of the lease payments, discounted at the incremental loan rate of the Company, if the interest rate implicit in the lease could not be easily determined. Lease payments included in the measurement of the liability include: i) fixed payments, less any lease incentive receivable; ii) variable lease payments; iii) residual value guarantees; iv) exercise price of a purchase option; and v) penalties for lease termination.

The lease liability is increased to reflect the accumulation of interest and is reduced by the lease payments made. In addition, the carrying amount of the liability is measured again if there is a modification in the terms of the lease (changes in the term, in the amount of payments or in the evaluation of an option to buy or change in the amounts to be paid). Interest expense is recognized as an expense and is distributed among the periods that constitute the lease period, so that a constant interest rate is obtained in each year on the outstanding balance of the lease liability.

Short-term leases, equal to or less than one year, or lease of low-value assets are excepted from the application of the recognition criteria described above, recording the payments associated with the lease as an expense in a linear manner throughout the lease term. The Company does not act as a lessor, nor does it have variable payments as a lessee.

2.18	Deposits for returnable containers

This liability comprises cash collateral, or deposit, received from customers for bottles and other returnable containers made available to them.

This liability pertains to the deposit amount that will be reimbursed when the customer or distributor returns the bottles and containers in good condition, together with the original invoice.

This liability is presented under Other current financial liabilities since the Company does not have legal rights to defer settlement for a period in excess of one year. However, the Company does not anticipate any material cash settlements for such amounts during the upcoming year.

2.19	Revenue recognition

The Company recognizes revenue when control over a good or service is transferred to the client. Control refers to the ability of the client to direct the use and obtain substantially all the benefits of the goods and services exchanged. Revenue is measured based on the consideration to which it is expected to be entitled for such transfer of control, excluding amounts collected on behalf of third parties.

Management has defined the following indicators for revenue recognition, applying the five-step model established by IFRS 15 “Revenue from contracts with customers”: 1) Identification of the contract with the customer; 2) Identification of performance obligations; 3) Determination of the transaction price; 4) Assignment of the transaction price; and 5) Recognition of revenue.

All the above conditions are met at the time the products are delivered to the customer. Net sales reflect the units delivered at list price, net of promotions, discounts and taxes.

The revenue recognition criteria of the goods provided by Embotelladora Andina corresponds to a single performance obligation that transfers the product to be received to the customer.

2.20	Contributions from The Coca-Cola Company

The Company receives certain discretionary contributions from The Coca-Cola Company (TCCC) mainly related to the financing of advertising and promotional programs for its products in the territories where the Company has distribution licenses. The contribution received from TCCC is recognized in net income after the conditions agreed with TCCC in order to become a creditor to such incentive have been fulfilled, they are recorded as a reduction in the marketing expenses included in the Administration Expenses account. Given its discretionary nature, the portion of contributions received in one period does not imply it will be repeated in the following period.

2.21	Dividend distribution

The minimum mandatory dividend established by the Chilean Corporations Law is 30% of net income for the year, which must be ratified unanimously by the General Shareholders’ Meeting. Net income is determined as of December 31 of each year, at which time the liability is recognized in the Company’s consolidated financial statements.

Interim and final dividends are recorded at the time of their approval by the competent body, which in the first case is normally the Board of Directors of the Company, while in the second case it is the responsibility of the General Shareholders’ Meeting.

2.22	Critical accounting estimates and judgments

In preparing the Consolidated Financial Statements, the Company has used certain judgments and estimates made to quantify some of the assets, liabilities, income, expenses and commitments. Following is an explanation of the estimates and judgments that might have a material impact on future financial statements.

2.22.1	Impairment of goodwill and intangible assets with indefinite useful lives

The Company tests annually whether goodwill and intangible assets with indefinite useful life (such as distribution rights) have suffered any impairment. The recoverable amounts of cash generating units are determined based on value in use calculations. The significant judgments and assumptions used in the calculations include sales volumes and prices, discount rates, marketing expenses and other economic factors. The estimation of these variables requires a use of estimates and judgments as they are subject to inherent uncertainties; however, the assumptions are consistent with the Company’s internal planning and past results. Therefore, management evaluates, and updates estimates according to the conditions affecting the variables. If these assets are considered to have been impaired, they will be written off at their estimated fair value or future recovery value according to the lowest discounted cash flows analysis. On an annual basis and close to each fiscal year end discounted cash flows in the Company’s cash generating units in Chile, Brazil, Argentina and Paraguay generated a higher value than the carrying values of the respective net assets, including goodwill of the Brazilian, Argentinian and Paraguayan subsidiaries.

2.22.2	Fair Value of Assets and Liabilities

IFRS require in certain cases that assets and liabilities be recorded at their fair value. Fair value is the price that would be received for selling an asset or paid to transfer a liability in a transaction ordered between market participants at the date of measurement.

The basis for measuring assets and liabilities at fair value are their current prices in an active market. For those that are not traded in an active market, the Company determines fair value based on the best information available by using valuation techniques.

In the case of the valuation of intangibles recognized as a result of acquisitions from business combinations, the Company estimates the fair value based on the “multi-period excess earning method”, which involves the estimation of future cash flows generated by the intangible assets, adjusted by cash flows that do not come from these, but from other assets. The Company also applies estimations over the period during which the intangible assets will generate cash flows, cash flows from other assets, and a discount rate.

Other assets acquired, and liabilities assumed in a business combination are carried at fair value using valuation methods that are considered appropriate under the circumstances. Assumptions include the depreciated cost of recovery and recent transaction values for comparable assets, among others. These valuation techniques require certain inputs to be estimated, including the estimation of future cash flows.

2.22.3	Allowances for doubtful accounts

The Group uses a provision matrix to calculate expected credit losses for trade receivables. Provisions are based on due days for various groups of customer segments that have similar loss patterns (i.e., by geography region, product type, customer type and rating, and credit letter coverage and other forms of credit insurance).

The provision matrix is initially based on the historically observed non-compliance rates for the Group. The Group will calibrate the matrix to adjust the historical credit loss experience with forward-looking information. For example, if expected economic conditions (i.e., gross domestic product) are expected to deteriorate over the next year, which can lead to more non-compliances in the industry, historical default rates are adjusted. At each closing date, the observed historical default rates are updated and changes in prospective estimates are analyzed. The assessment of the correlation between observed historical default rates, expected economic conditions and expected credit losses are significant estimates.

2.22.4	Useful life, residual value and impairment of property, plant, and equipment

Property, plant, and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful life of those assets. Changes in circumstances, such as technological advances, changes to the Company’s business model, or changes in its capital strategy might modify the effective useful lives as compared to our estimates. Whenever the Company determines that the useful life of Property, plant and equipment might be shortened, it depreciates the excess between the net book value and the estimated recoverable amount according to the revised remaining useful life. Factors such as changes in the planned usage of manufacturing equipment, dispensers, transportation equipment and computer software could make the useful lives of assets shorter. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of any of those assets may not be recovered. The estimate of future cash flows is based, among other factors, on certain assumptions about the expected operating profits in the future. The Company’s estimation of discounted cash flows may differ from actual cash flows because of, among other reasons, technological changes, economic conditions, changes in the business model, or changes in operating profit. If the sum of the projected discounted cash flows (excluding interest) is less than the carrying amount of the asset, the asset shall be written off to its estimated recoverable value.

2.22.5	Contingent liabilities

Provisions for litigation and other contingencies are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the current obligation at the date of issuance of the financial statements, considering the risks and uncertainties surrounding the obligation. When a provision is measured using estimated cash flows to settle the current obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material). The accrual of the discount is recognized as a finance cost. Incremental legal costs expected to be incurred in settling the legal claim are included in the measurement of the provision.

Provisions are reviewed at the end of each reporting period and are adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic benefits will be required to settle the obligation, the provision is reversed.

A contingent liability does not imply the recognition of a provision. Legal costs expected to be incurred in defending the legal claim are recognized in profit or loss when incurred.

2.22.6.	Employee benefits

The Company records a liability regarding indemnities for years of service that will be paid to employees in accordance with individual and collective agreements subscribed with employees, which is recorded at actuarial value in accordance with IAS 19 “Employee Benefits”. At the end of the period there were no modifications to the agreements.

Results from updated actuarial variables are recorded within other comprehensive income in accordance with IAS 19.

Additionally, the Company has retention plans for some officers, which have a provision pursuant to the guidelines of each plan. These plans grant the right to certain officers to receive a cash payment on a certain date once they have fulfilled the required years of service.

The Company and its subsidiaries have recorded a provision to account for the cost of vacations and other employee benefits on an accrual basis. These liabilities are recorded under current non-financial liabilities.

2.23	New Standards, Interpretations and Amendments to IFRS

2.23.1	Mandatory standards, interpretations and amendments for the first time for financial years beginning on January 1, 2025.

Amendments to IAS 21 - Non-convertibility. Issued in August 2023, this amendment affects an entity that has a transaction or operation in a foreign currency that is not convertible into another currency for a specific purpose at the measurement date. A currency is convertible into another currency when it is possible to obtain the other currency (with a normal administrative delay), and the transaction is carried out through a market or convertibility mechanism that creates enforceable rights and obligations. This amendment establishes the guidelines to be followed to determine the exchange rate to be used in situations of absence of convertibility as mentioned above.

The consolidated interim financial statements of Embotelladora Andina S.A. as of June 30, 2025, incorporate changes resulting from the initial adoption of International Accounting Standard IAS 21 – Non-monetary Items.

On April 14, 2025, in the context of the new economic plan, the Central Bank of the Argentine Republic (BCRA) announced the lifting of exchange controls.

The elimination of these restrictions on the acquisition of foreign currency allowed for greater transparency in the determination of exchange rates and facilitated convergence toward a unified dollar. This led to a devaluation of the official dollar and a reduction in the exchange rate known as the “dólar contado con liquidación” (CCL), bringing both values closer together.

In compliance with IAS 21 – Non-convertibility, from January 1, 2025, until the date of the lifting of the currency controls, the results and financial statements of subsidiaries in Argentina, whose functional currency is the Argentine peso, have been translated into the presentation currency using the exchange rate corresponding to the CCL dollar.

The effects of the exchange rates used to convert the functional currency (ARS) to the presentation currency (CLP) are as follows:

1.	As of June 30, 2025, the conversion of balance sheet accounts in Argentina was performed using a parity of $0.77, calculated between the value of the dollar observed in Chile of $933.42 and the Mercado Libre de Cambios (MLC) dollar exchange rate of $1,205.0 published on June 30, 2025, on the website of Banco de la Nación Argentina (BNA). For more information on conversion to presentation currency, see Note 2.5.2.

2.	For the purposes of the initial adjustment (determination of the adjustment as of January 1, 2025), where the impact is exclusively on the Company’s equity, a parity of $0.84 was used, obtained by dividing the value of the dollar observed in Chile of $996.46 as of December 31, 2024, by the CCL exchange rate of $1,186.93.

The effects of these exchange rates on the balance sheet accounts, in the process of conversion from the functional currency (ARS) to the presentation currency (CLP), is CLP 43,370,401 thousand:

Equity conversion as of January 1, 2025	USD/CLP	USD/ARS	Exchange rate	Equity ARS as of December 31, 2024	Equity conversion in ThCh$
Official dollar	996.46	1,032.00	0.97	344,114,442,067	332,263,829
CCL dollar as of January 1	996.46	1,186.93	0.84	344,114,442,067	288,893,428
Change in ending balance initial conversion equity 01.01.2025					43,370,401

2.23.2	Standards, interpretations and amendments issued, the application of which is not yet mandatory, for which early adoption has not been made.

Amendment to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments. Published in May 2024, this amendment intends to:

•	Clarify the requirements for the timing of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	Clarify and add further guidance for assessing whether a financial asset meets the principal-and-interest-only payment (SPPI) criterion;

•	Add new disclosures for certain instruments with contractual terms that may change cash flows (such as some instruments with features linked to the achievement of environmental, social and governance (ESG) goals); and

•	Make updates to disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

Annual Improvements to IFRS - Volume 11. The following improvements were published in July 2024:

•	IFRS 1 First-time Adoption of International Financial Reporting Standards. Some cross-references to IFRS 9 indicated in paragraphs B5-B6 regarding the retrospective application exception in hedge accounting were improved.

•	IFRS 7 Financial Instruments: Disclosures. Regarding the disclosures on results from the derecognition of financial assets where there is continuous involvement, a reference to IFRS 13 is incorporated in order to disclose whether there are significant unobservable inputs that impacted the fair value, and therefore, part of the result of the derecognition.

•	IFRS 9 Financial Instruments. A reference on the initial measurement of accounts receivable was amended by eliminating the concept of transaction price.

•	IFRS 10 Consolidated Financial Statements. Some improvements are incorporated in the description of the control assessment when there are “de facto agents.”

•	IAS 7 Statement of Cash Flows. A reference in paragraph 37 regarding the concept of “equity method” was amended by eliminating the reference to the “cost method”.

Amendment to IFRS 9 and IFRS 7: Contracts Referencing Electricity That Depends on Nature (Published in December 2024). This amendment includes:

•	Clarifying the application of the “own use” requirements;

•	Allowing hedge accounting if these contracts are used as hedging instruments; and

•	Disclosure requirements to enable investors to understand the effect of these contracts on an entity’s financial performance and cash flows.

IFRS 18 Presentation and disclosure in financial statements. Issued in April of 2024.This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the income statement. The key new concepts introduced in IFRS 18 relate to (Mandatory as from January 1, 2027):

•	The structure of the income statement;

•	Disclosures required in the financial statements for certain profit or loss performance measures that are reported outside an entity’s financial statements (i.e., performance measures defined by management); and

•	Enhanced principles on aggregation and disaggregation that apply to the principal financial statements and notes overall.

IFRS 19 Non-Public Interest Subsidiaries: Disclosures. Issued in April 2024. This new standard establishes that an eligible subsidiary applies the requirements of other IFRS Accounting Standards, except for the disclosure requirements, and instead may apply the reduced disclosure requirements of IFRS 19. The reduced disclosure requirements of IFRS 19 balance the information needs of users of the financial statements of eligible subsidiaries with cost savings for preparers. IFRS 19 is a voluntary standard for eligible subsidiaries

A subsidiary is eligible if it:

•	Has no public liability; and

•	Has an ultimate or intermediate parent that produces consolidated financial statements available for public use that comply with IFRS Accounting Standards.

Company management estimates that the adoption of the standards, interpretations and amendments described above will not have a material impact on the Company’s interim consolidated financial statements in the period of initial application.

3 – FINANCIAL REPORTING BY SEGMENT REPORTING

The Company provides financial information by segments according to IFRS 8 “Operating Segments,” which establishes standards for reporting by operating segment and related disclosures for products and services, and geographic areas.

The Company’s Board of Directors and Management measures and assesses the performance of operating segments based on the operating income of each of the countries where there are Coca-Cola franchises.

The operating segments are determined based on the presentation of internal reports to the Company´s chief strategic decision-maker. The chief operating decision-maker has been identified as the Company´s Board of Directors who makes the Company’s strategic decisions.

The following operating segments have been determined for strategic decision making based on geographic location:

•	Operation in Chile

•	Operation in Brazil

•	Operation in Argentina

•	Operation in Paraguay

The four operating segments conduct their businesses through the production and sale of soft drinks and other beverages, as well as packaging materials.

Expenses and revenue associated with the Corporate Officer were assigned to the operation in Chile in the soft drinks segment because Chile is the country that manages and pays the corporate expenses, which would also be substantially incurred, regardless of the existence of subsidiaries abroad.

Total revenues by segment include sales to unrelated customers and inter-segments, as indicated in the consolidated statement of income of the Company.

A summary of the Company’s operations by segment in accordance with IFRS is as follows:

For the period ended June 30, 2025	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-segment eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	628,704,246	392,592,086	455,974,323	139,348,217	(3,939,339)	1,612,679,533
Cost of sales	(417,880,676)	(213,068,362)	(275,331,179)	(79,254,323)	4,104,339	(981,430,201)
Distribution costs	(51,216,312)	(52,475,394)	(36,299,587)	(7,448,525)	-	(147,439,818)
Administrative expenses	(107,490,058)	(83,340,796)	(63,671,783)	(18,744,499)	-	(273,247,136)
Financial income	1,952,600	723,545	4,149,955	664,526		7,490,626
Financial costs	(18,062,829)	(2,299,057)	(13,464,589)	-		(33,826,475)
Share of entity in income of associates accounted for using the equity method, total	9,063	-	1,510,230	-		1,519,293
Income tax expense	(16,552,377)	(15,698,856)	(21,624,276)	(3,421,914)		(57,297,423)
Other income (expenses)	(13,102,859)	(2,570,162)	81,129	698,095		(14,893,797)
Net income reported by segment	6,360,798	23,863,004	51,324,223	31,841,577	165,000	113,554,602

Depreciation and amortization	28,930,790	22,994,380	19,103,095	7,103,748	(165,000)	77,967,013

Current assets	386,152,112	130,299,150	241,443,871	60,225,354		818,120,487
Non-current assets	878,272,855	353,427,177	774,805,858	287,641,779		2,294,147,669
Total assets by segment	1,264,424,967	483,726,327	1,016,249,729	347,867,133		3,112,268,156

Carrying amount in associates accounted for using the equity method, total	46,608,096	-	40,760,356	-	-	87,368,452

Purchase of property, plant and equipment	47,670,986	16,246,617	32,323,534	15,987,324	-	112,228,461

Current liabilities	230,493,625	113,592,206	214,616,229	58,874,028	-	617,576,088
Non-current liabilities	928,388,561	44,151,873	395,443,663	18,491,748	-	1,386,475,845
Total liabilities by segment	1,158,882,186	157,744,079	610,059,892	77,365,776	-	2,004,051,993

Cash flows from (used in) operating activities	114,274,369	11,851,942	26,004,018	4,545,197	-	156,675,526
Cash flows from (used in) investing activities	24,857,340	(16,246,617)	(32,323,534)	(15,987,324)	-	(39,700,135)
Cash flows from (used in) financing activities	(151,817,325)	(2,236,858)	(1,695,859)	(692,626)	-	(156,442,668)

For the period ended June 30, 2024	Operation in Chile	Operation in Argentina	Operation in Brazil	Operation in Paraguay	Inter-segment eliminations	Consolidated total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net sales	588,219,090	316,001,713	451,412,819	135,603,465	(5,499,381)	1,485,737,706
Cost of sales	(393,110,663)	(167,251,554)	(263,937,491)	(75,252,283)	5,664,381	(893,887,610)
Distribution costs	(48,505,007)	(40,250,399)	(33,399,915)	(7,475,962)	-	(129,631,283)
Administrative expenses	(99,330,967)	(74,254,476)	(69,314,997)	(19,472,080)	-	(262,372,520)
Financial income	5,706,728	(2,436,625)	5,907,530	809,900	-	9,987,533
Financial costs	(15,597,559)	(2,657,984)	(13,084,843)	-	-	(31,340,386)
Share of entity in income of associates accounted for using the equity method, total	(294,127)	-	1,393,885	-	-	1,099,758
Income tax expense	(24,452,680)	(14,600,817)	(22,297,218)	(3,734,447)	-	(65,085,162)
Other income (expenses)	(16,153,422)	9,275,237	(13,249,430)	(6,364)	-	(20,133,979)
Net income reported by segment	(3,518,607)	23,825,095	43,430,340	30,472,229	165,000	94,374,057

Depreciation and amortization	24,997,658	20,462,083	18,699,061	8,014,009	(165,000)	72,007,811

Current assets	455,788,135	122,738,335	262,970,579	53,756,942	-	895,253,991
Non-current assets	838,201,174	334,045,140	649,430,662	282,707,241	-	2,104,384,217
Total assets by segment	1,293,989,309	456,783,475	912,401,241	336,464,183	-	2,999,638,208

Carrying amount in associates accounted for using the equity method, total	48,789,798	-	38,695,045	-	-	87,484,843

Purchases of property, plant and equipment	70,367,880	37,832,939	33,337,969	6,031,313	-	147,570,101

Current liabilities	157,855,680	130,697,710	276,744,673	44,134,963	-	609,433,026
Non-current liabilities	965,030,411	47,482,133	298,335,876	19,240,952	-	1,330,089,372
Total liabilities by segment	1,122,886,091	178,179,843	575,080,549	63,375,915	-	1,939,522,398

Cash flows from (used in) operating activities	142,850,405	(7,163,859)	29,886,806	(19,450,386)	-	146,122,966
Cash flows from (used in) investing activities	(70,660,146)	(37,832,938)	(33,337,969)	(6,031,313)	-	(147,862,366)
Cash flows from (used in) financing activities	(87,592,128)	27,533,419	(1,913,418)	(1,372,118)	-	(63,344,245)

4 – CASH AND CASH EQUIVALENTS

The composition of cash and cash equivalents is as follows:

Description	06.30.2024	12.31.2024
	ThCh$	ThCh$
Cash on hand	240,309	360,472
Bank balances	132,909,557	139,876,935
Other fixed income instruments	74,037,024	108,661,597
Cash and cash equivalents	207,186,890	248,899,004

Other fixed income instruments correspond primarily to investments in short-term instruments with good credit ratings, such as Time Deposits and Mutual Funds, which are highly liquid, with insignificant risk of change in value and easily converted into known amounts of cash. At December 31, 2024, an amount of CLP 6,878,230 is subject to restrictions on the use of cash and cash equivalents as it is committed to the purchase of real estate assets.

By currency	06.30.2025	12.31.2024
	ThCh$	ThCh$
USD	11,878,957	14,817,741
EUR	233,553	234,718
ARS	3,562,494	12,461,057
CLP	127,772,561	140,155,381
PYG	20,451,581	32,690,023
BRL	43,287,744	48,540,084
Cash and cash equivalents	207,186,890	248,899,004

5 – OTHER CURRENT AND NON-CURRENT FINANCIAL ASSETS

Other financial assets are made up of the following:

	Current		Non-current
Other financial assets	06.30.2025	12.31.2024	06.30.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets (1)	-	72,481,578	2,960,094	2,933,957
Financial assets at fair value (2)	390,330	4,105,005	142,698,399	144,550,766
Other financial assets (3)	-	-	20,302,605	21,935,580
Total	390,330	76,586,583	165,961,098	169,420,303

(1)	Financial instrument that does not meet the definition of cash equivalents pursuant to Note 2.13.

(2)	Market value of hedging instruments. See details in Note 22.

(3)	Correspond to the rights in the Argentinean company Alimentos de Soya S.A., manufacturing company of “AdeS” products, which are framed in the purchase of the “AdeS” brand managed by The Coca-Cola Company at the end of 2016.

6 – OTHER CURRENT AND NON-CURRENT NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current		Non-current
Other non-financial assets	06.30.2025	12.31.2024	06.30.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Prepaid expenses	13,084,994	16,398,362	1,672,069	1,037,774
Tax credit remainder (1) (2)	35,853	67,318	56,365,094	49,541,827
Judicial deposits	-	-	15,796,490	14,477,664
Other (3)	9,753,678	10,794,827	14,075,020	14,689,430
Total	22,874,525	27,260,507	87,908,673	79,746,695

(1) In November 2006, Rio de Janeiro Refrescos Ltda. (“RJR”) filed a court order No. 0021799-23.2006.4.02.5101 seeking recognition of the right to exclude ICMS (Tax on Commerce and Services) from the PIS (Program of Social Integration) and COFINS (Contribution for the Financing of Social Security) calculation base, as well as recognition of the right to obtain reimbursement of amounts unduly collected since November 14, 2001, duly restated using the Selic interest rate. On May 20, 2019, the ruling favoring RJR became final, which has allowed the recovery of amounts overpaid from November 14, 2001 to August 2017. It is worth noting that in September 2017, RJR had already obtained a Security Mandate, which granted it the right to exclude, from that date, the ICMS from the PIS and COFINS calculation base.

The company took steps to assess the total amount of the credit at issue for the period of unduly collection of taxes from November 2001 to August 2017, totaling approximately CLP 100,550 million (CLP 92,783 million at December 2021) (BRL 613 million, of which BRL 370 million corresponds to capital and BRL 243 million to interest and monetary restatement. These amounts were recorded as of December 31, 2019 and recovered as of December 31, 2023.

Companhia de Bebidas Ipiranga, acquired in September 2013, also filed a court order n. 0005018-15.2002.4.03.6110 to recognize the same issue as the one previously descibed for RJR. On September 12, 2019, the ruling favoring Ipiranga became final, which allows the recovery of the amounts overpaid from September 12, 1990 to December 12, 2013 (date on which Ipiranga was acquired by RJR). The Ipiranga credit will be generated in the name of RJR, however pursuant to a contractual clause (“Subscription Agreement for Shares and Exhibits”), which requireds RJR to transfer any gain resulting from this action to the former shareholders of Ipiranga. The Company performed procedures to assess the total amount of the credit in question for the tax period expired, totaling BRL 162,588, of which BRL 80,177 correspond to principal and BRL 82,411 correspond to interest and monetary restatement. These amounts were recorded in the year ended December 31, 2020. The payment of income tax is made at the time of liquidation of the credit, with which the respective deferred tax liability of BRL 55,280 was recorded. The value of PIS and Cofins recorded was BRL 7,623 thousand.

As of the date of these financial statements, the amount to be transferred to the former shareholders of Ipiranga is CLP 23,058,908 or BRL 134,808 thousand (CLP 21,693,201 or BRL 134,808 thousand at December 31, 2024). The liability is included in trade accounts and other accounts payables (Note 18).

(2) The Company obtained a favorable final judgment in the Federal Proceeding No. 5089101-22.2022.4.02.5101, pending before the 30th Federal Court of Rio de Janeiro, recognizing its right to recover the PIS and COFINS credits for payment of an amount higher than the amount owed due to an increase in the basis of calculation (including the amount of a state tax - ICMS-ST). The lawsuit was filed on 11/22/2022 and relates to the credit for the period from 11/22/2017 to 8/26/2024 in the total amount of BRL200,266,717 (with BRL 144,539,175 corresponding to principal and BRL 55,727,543 corresponding to the monetary adjustment for the Selic rate until 12/31/2024). The total amount of the credit recorded, net of taxes and fees, is CLP 25,736,693 or BRL 155,088 thousand (CLP 26,522,671 or BRL 155,058 thousand at December 31, 2024). The Company has initiated procedures before the Receita Federal of Brazil to validate this credit and begin offsetting the federal tax liability.

(3) Other current non-financial assets consist mainly of advances to suppliers. Non-current non-financial assets correspond to tax credits in Brazil for purchases of fixed assets.

7 – TRADE ACCOUNTS AND OTHER ACCOUNTS RECEIVABLE

The composition of trade and other receivables is as follows:

	Current		Non-current
Trade debtors and other accounts receivable, net	06.30.2025	12.31.2024	06.30.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts receivable	191,239,741	282,453,556	110,514	113,966
Other debtors	42,588,982	44,195,220	-	212,749
Other accounts receivable	5,200,197	6,182,312	71,579	9,008
Total	239,028,920	332,831,088	182,093	335,723

	Current		Non-current
Trade and other receivables, gross	06.30.2025	12.31.2024	06.30.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Trade debtors	195,831,110	286,866,555	110,514	113,966
Other debtors	42,960,685	44,566,923	-	212,749
Other accounts receivable	5,412,966	6,392,415	71,579	9,008
Total	244,204,761	337,825,893	182,093	335,723

The stratification of the portfolio for current and non-current trade accounts receivable, without impairment impact, is as follows:

	06.30.2025	12.31.2024
	ThCh$	ThCh$
Less than one month old	187,691,648	276,941,661
Between one and three months old	930,165	2,533,836
Between three and six months old	875,500	1,216,352
With seniority between six and eight months	6,119,482	5,920,865
With seniority greater than eight months	324,829	367,807
Total	195,941,624	286,980,521

The Company has approximately 271,887 customers, who may have balances in the different segments of the stratification. The number of customers is distributed geographically with 69,926 in Chile, 85,350 in Brazil, 64,611 in Argentina, and 52,000 in Paraguay.

The provision for expected credit losses associated with each segment of the current and non-current trade receivables portfolio is as follows:

	06.30.2025
	Credit amount	Provision for impairment	Percentage %
	ThCh$	ThCh$
Less than one month	187,691,648	(1,103,315)	0,59%
Between one and three months	930,165	(265,922)	28,59%
Between three and six months	875,500	(619,719)	70,78%
Between six and eight months	6,119,482	(2,301,527)	37,61%
Greater than eight months	324,829	(300,887)	92.63
Total	195,941,624	(4,591,370)

	12.31.2024
	Credit amount	Provision for impairment	Percentage %
	ThCh$	ThCh$
Less than one month	276,941,661	(1,151,129)	0,42%
Between one and three months	2,533,836	(206,041	8,13%
Between three and six months	1,216,352	(911,547	74,94%
Between six and eight months	5,920,865	(1,788,253)	30,20%
Greater than eight months	367,807	(356,029)	96,80%
Total	286,980,521	(4,412,999)

The movement in the allowance for expected credit losses is presented below:

	06.30.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	4,412,999	4,447,197
Increase (decrease)	144,876	1,426,301
Reversal of provision	(491,961	(1,417,795)
Increase (decrease) due to foreign currency changes	525,456	(42,704)
Subtotal movements	178,371	(34,198
Final balance	4,591,370	4,412,999

The provision for expected credit losses is recorded under administrative expenses in the income statement by function.

8 – INVENTORIES

The composition of inventory balances is as follows:

Description	06.30.2025	12.31.2024
	ThCh$	ThCh$
Raw materials (1)	131,614,583	132,404,864
Finished products	128,293,146	121,326,380
Spare parts and other production supplies	39,515,034	39,296,081
Work in progress	931,832	378,573
Other inventories	13,031,269	10,742,769
Provision for obsolescence (2)	(3,791,736)	(4,177,758)
Total	309,594,128	299,970,909

The cost of inventories recognized as cost of sales as of June 30, 2025 and 2024 amounts to ThCh$ 796,103,006 and ThCh$ 733,146,325, respectively.

(1)	Approximately 80% consists of concentrate and sweeteners used in the preparation of beverages, as well as caps and PET supplies used in product packaging.

(2)	The obsolescence provision relates mainly to the obsolescence of spare parts classified as inventory and, to a lesser extent, finished products and raw materials. The general rule is to provision all multifunctional spare parts with no turnover in the last four years prior to the technical analysis to adjust the provision. In the case of raw materials and finished products, the obsolescence provision is determined according to their expiration date.

9 – TAX ASSETS AND LIABILITIES

The composition of current tax accounts receivable is the following:

Current tax assets	06.30.2025	12.31.2024
	ThCh$	ThCh$
Provisional monthly payments	7,263,656	2,113,749
Tax credits	19,218,814	12,435,193
Taxes recoverable from previous years	624,208	547,475
Tax credit surplus	1,990,647	2,151,773
Taxes withheld on dividends received	1,841,654	-
Other taxes recoverable	-	497,916
Total	30,938,979	17,746,106

The composition of current tax accounts payable is the following:

Current tax liabilities	06.30.2025	12.31.2024
	ThCh$	ThCh$
Income tax	30,286,455	28,224,678
Other	177,997	144,598
Total	30,464,452	28,369,276

10 – INCOME TAX, DEFERRED TAXES, AND OTHER TAXES

10.1	Income tax expense

The breakdown of income tax expense and deferred taxes is as follows:

Detail	06.30.2025	06.30.2024
	ThCh$	ThCh$
Current tax expense	(51,077,006)	(63,424,823)
Adjustment to current tax for the previous period	(221,505)	6,644,289
Expense for taxes withheld from foreign subsidiaries	(168,739)	(1,845,322)
Current tax expense	(51,467,250)	(58,625,856)
Expenses (income) from the creation and reversal of temporary differences for deferred taxes and other items	(5,830,173)	(6,459,306
Expenses (income) for deferred taxes	(5,830,173)	(6,459,306
Income tax expense	(57,297,423)	(65,085,162)

The distribution of national and foreign tax expense is as follows:

Income taxes	06.30.2025	06.30.2024
	ThCh$	ThCh$
Current taxes
Foreign	(37,397,841)	(36,312,668)
National	(14,069,409)	(22,313,189)
Current tax expense	(51,467,250)	(58,625,857)
Deferred taxes
Foreign	(3,347,202	(4,319,812)
National	(2,482,971)	(2,139,493)
Deferred tax expense	(5,830,173)	(6,459,305)
Income tax expense	(57,297,423)	(65,085,162)

The reconciliation of tax expense using the statutory rate with tax expense using the effective rate is as follows:

Reconciliation of effective rate	06.30.2025	06.30.2024
	ThCh$	ThCh$
Results before taxes	170,852,025	159,459,219
Tax expense using the statutory rate (27.0%)	(46,130,047)	(43,088,673)
Effect of tax rate in other jurisdictions	(2,276,550	(1,839,720)
Permanent differences:
Withholdings on dividends and other non-taxable income	(6,588,726)	(14,410,718)
Non-tax deductible expenses	(1,783,085)	(5,795,351)
Tax effect of excess tax provided in prior periods	2,367,114	6,990,240
Tax adjustment effect on Chilean companies	(2,190,359)	(1,828,232
Withholding tax expense on foreign subsidiaries and other charges and credits for legal taxes	(695,770	(5,112,708)
Adjustments to tax expense	(8,890,826)	(20,156,769)
Tax expense using the effective tax rate	(57,297,423)	(65,085,162)
Effective tax rate	33.5%	40.8%

The income tax rates applicable in each of the jurisdictions where the Company operates are as follows:

	Rates
Country	2025	2024
Chile	27.00%	27.00%
Brazil	34.00%	34.00%
Argentina	35.00%	35.00%
Paraguay	10.00%	10.00%

10.2	Deferred taxes

The net cumulative balances of temporary differences resulted in deferred tax assets and liabilities, which are detailed as follows:

	06.30.2025		12.31.2024
Temporary differences	Assets	Liabilities	Assets	Liabilities
	ThCh$	ThCh$	ThCh$	ThCh$
Property, plant, and equipment	12,789,030	(70,150,074)	13,207,209	(72,828,374)
Provision for obsolescence	1,278,533	-	1,462,351	-
ICMS exclusion credit	-	(7,189,319)	-	(8,932,781)
Employee benefits	4,742,604	-	9,193,709	-
Provision for severance pay	3,145,582	-	3,090,610	-
Tax loss carry forwards (1)	1,659,822	-	1,777,503	-
Tax goodwill Brazil (2)	-	(14,899,797)	-	(14,017,580)
Provision for contingencies	26,100,402	-	27,369,217	-
Foreign Exchange difference (3)	-	(4,171,784)	-	(6,645,768)
Allowance for doubtful accounts	1,024,993	-	977,594	-
Coca-Cola incentives (Argentina)	241,279	-	44,298	-
Assets and liabilities arising from the issuance of bonds	-	(489,095)	-	(513,394)
Financial expense	-	(2,250,172)	-	(2,400,025)
Lease liabilities	3,991,570	-	5,321,034	-
Inventories	1,578,557	-	2,033,884	-
Distribution rights (4)	-	(157,594,678)	-	(155,203,115)
Prepaid Income	1,530,992	(173,500)	1,582,847	(28,858)
Spare parts	-	(10,821,979)	-	(10,970,620)
Intangible	90,035	(9,395,897)	85,915	(10,448,709)
Other	5,869,973	(6,634,489)	5,097,825	(4,641,624)
Tax inflation adjustment	-	(1,002,606)	-	(2,499,484)
Subtotal	64,043,372	(284,773,390)	71,243,996	(289,130,332)
Offsetting of deferred tax assets/(liabilities)	(57,669,127)	57,669,127	(64,162,447)	64,162,447
Total net assets and liabilities	6,374,245	(227,104,263)	7,081,549	(224,967,885)

(1)	Tax losses mainly associated with entities in Chile. Tax losses in Chile have no expiration date.
(2)	Difference due to the tax amortization of goodwill in Brazil.
(3)	Corresponds to deferred taxes for exchange rate differences generated on the translation of debts expressed in foreign currency in the subsidiary Rio de Janeiro Refrescos Ltda., that for tax purposes are recognized when paid.
(4)	Distribution rights arising from business combinations. See Note 15.
(5)	Mainly due to income accrued on the Rio de Janeiro loan.

The movements in deferred tax accounts are as follows:

Movement	06.30.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	(217,886,336)	(176,147,045)
Increase (decrease) due to deferred taxes	(9,934,776)	(50,692,808)
Increase (decrease) due to changes in foreign currency (*)	7,091,093	8,953,517
Total movements	(2,843,683)	(41,739,291)
Final balance	(220,730,019)	(217,886,336)

(*) Includes the effect of IAS 29 due to inflation in Argentina.

10.3	Other deferred taxes

On January 24, 2024, Rio de Janeiro Refrescos Ltda. entered into an agreement with the State Secretariat of Economic Development, Industry, Trade and Services (State Secretariat of Finance, Government of the State of Rio de Janeiro), whereby it was granted differentiated tax treatment for sales tax for its industrial facility in the city of Duque de Caixas. This tax incentive will result in higher operating margins for the Company for the period 2024 to 2032, provided that certain revenue levels are met. As a result, for the 2024 fiscal year, the Company has accrued additional benefits amounting to approximately ThCh$ 3,740,000.

11 – PROPERTY, PLANT, AND EQUIPMENT

***

The breakdown of property, plant, and equipment at the end of each period is as follows:

Property, plant and equipment, gross	06.30.2025	12.31.2024
	ThCh$	ThCh$
Construction in progress	138,481,182	128,215,798
Land	129,384,210	123,895,947
Buildings	434,271,324	436,959,682
Plant and equipment	898,492,655	883,485,697
Information technology equipment	39,421,739	38,690,860
Fixed installations and accessories	64,257,817	79,376,966
Vehicles	98,939,121	93,948,092
Leasehold improvements	459,692	417,335
Right of use	110,855,610	101,789,265
Other property, plant, and equipment (1)	542,402,823	591,042,877
Total gross property, plant and equipment	2,456,966,173	2,477,822,519

Accumulated depreciation of Property, plant and equipment	06.30.2025	12.31.2024
	ThCh$	ThCh$
Buildings	(156,603,689)	(154,234,604)
Plant and equipment	(617,436,084)	(604,950,321)
Information technology equipment	(29,520,794)	(28,031,257)
Fixed installations and accessories	(39,267,202)	(51,636,433)
Vehicles	(62,053,741)	(58,719,029)
Leasehold improvements	(420,253)	(333,299)
Right-of-use	(74,095,374)	(66,670,171)
Other property, plant, and equipment (1)	(373,221,136)	(415,473,833)
Total accumulated depreciation	(1,352,618,273)	(1,380,048,947)
Total net property, plant, and equipment	1,104,347,900	1,097,773,572

(1) The net balance of each of these categories is presented below:

Other property, plant, and equipment, net	06.30.2025	12.31.2024
	ThCh$	ThCh$
Containers	49,008,922	52,405,316
Promotional and marketing assets (market assets)	82,289,582	87,694,964
Other property, plant, and equipment	37,883,183	35,468,764
Total	169,181,687	175,569,044

11.1	Movements

The details of the movements in Property, plant, and equipment are as follows:

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and fixtures, net	Vehicles, net	Leasehold improvements, net	Other	Right-of-use assets, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2025	128,215,798	123,895,947	282,725,078	278,535,376	10,659,603	27,740,533	35,229,063	84,036	175,569,044	35,119,094	1,097,773,572
Additions	48,686,213	6,833,918	150,785	(24,151)	165,901	-	120,780	3,979	28,877,742	112,162	84,927,329
Additions to rights of use	-	-	-	-	-	-	-	-	-	10,763,080	10,763,080
Expropriations	-	(1,620,519)	94,964	(10,651)	(289,610)	(1,403)	(475,807)	(77,551)	(1,269,454)	(1,492,609)	(5,142,640)
Transfers between property, plant and equipment items	(41,436,213)	-	2,109,459	28,122,109	1,218,030	369,666	4,587,614	2,485	5,107,222	(80,372)	-
Transfers of rights of use	-	-	-	-	-	-	-	-	-	-	-
Depreciation expense	-	-	(5,437,784)	(20,503,119)	(1,918,341)	(1,699,793)	(3,686,585)	(15,386)	(32,087,097)	-	(65,348,105)
Amortization	-	-	-	-	-	-	-	-	-	(7,709,590)	(7,709,590)
Increase (decrease) in foreign currency exchange	4,249,881	109,862	(1,417,255)	(3,079,490)	(65,171)	(1,418,388)	724,422	2,594	(6,534,624)	(534,535)	(7,962,704)
Other increases (decreases) (2)	(1,234,497)	165,002	(557,612)	(1,983,503)	130,533	-	385,893	39,282	(481,146)	583,006	(2,953,042)
Total movements	10,265,384	5,488,263	(5,057,443)	2,521,195	(758,658)	(2,749,918)	1,656,317	(44,597)	(6,387,357)	1,641,142	6,574,328
Balance at 06.30.2025	138,481,182	129,384,210	277,667,635	281,056,571	9,900,945	24,990,615	36,885,380	39,439	169,181,687	36,760,236	1,104,347,900

(1)	Assets for rights of use are composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Construction and buildings	25,303,491	(13,094,871)	12,208,620
Plant and equipment	58,384,127	(41,541,377)	16,842,750
Information Technology Equipment	1,158,657	(753,268)	405,389
Motor vehicles	20,399,178	(13,119,541)	7,279,637
Other	5,610,157	(5,586,317)	23,840
Total	110,855,610	(74,095,374)	36,760,236

Interest expense on lease liabilities at the end of the period amounts to ThCh$ 1,433,457

(2)	This mainly corresponds to the effect of applying IAS 29 in Argentina.

	Construction in progress	Land	Buildings, net	Plant and equipment, net	IT equipment, net	Fixed installations and fixtures, net	Vehicles, net	Leasehold improvements, net	Other	Right-of-use assets, net (1)	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance as of January 1, 2024	96,126,388	115,737,432	225,632,198	214,975,672	9,422,508	15,531,067	33,251,614	69,034	128,351,543	33,291,355	872,388,811
Additions	176,217,015	-	4,864,795	22,486,660	2,277,835	304,637	8,265,490	9,867	75,744,148	-	290,170,447
Additions Rights of use	-	-	-	-	-	-	-	-	-	12,348,946	12,348,946
Expropriations	-	(127,759)	(833,890)	(297,450)	(7,002)	(118,918)	(480,928)	-	(6,204,638)	(62,786)	(8,133,371)
Transfers between property, plant and equipment items	(134,329,091)	3,713,656	43,572,212	62,388,806	2,145,890	8,391,578	1,094,118	48,874	13,194,706	(220,749)	-
Transfers of rights of use	-	-	-	-	-	-	-	-	-		-
Depreciation expense	-	-	(10,722,943)	(38,015,053)	(3,989,250)	(3,348,747)	(6,710,478)	(31,229)	(64,154,852)		(126,972,552)
Amortization										(16,452,010)	(16,452,010)
Increase (decrease) in foreign currency exchange	13,620,466	4,572,618	20,338,726	13,733,575	1,036,332	6,980,916	(506,611)	(12,929)	35,646,625	5,997,508	101,407,226
Other increases (decreases) (2)	(23,418,980)	-	(126,020)	3,263,166	(226,710)	-	315,858	419	(7,008,488)	216,830	(26,983,925)
Total movements	32,089,410	8,158,515	57,092,880	63,559,704	1,237,095	12,209,466	1,977,449	15,002	47,217,501	1,827,739	225,384,761
Balance at December 31, 2024	128,215,798	123,895,947	282,725,078	278,535,376	10,659,603	27,740,533	35,229,063	84,036	175,569,044	35,119,094	1,097,773,572

(1)	Assets for rights of use are composed as follows:

Right-of-use	Gross asset	Accumulated depreciation	Net asset
	ThCh$	ThCh$	ThCh$
Construction and buildings	24,518,751	(10,751,991)	13,766,760
Plant and equipment	55,846,552	(38,939,105)	16,907,447
Information Technology Equipment	999,207	(631,045)	368,162
Motor vehicles	14,696,107	(10,646,117)	4,049,990
Other	5,728,648	(5,701,913)	26,735
Total	101,789,265	(66,670,171)	35,119,094

Interest expense on lease liabilities at the end of the period amounts to ThCh$ 3,277,261

(2)	This mainly corresponds to the effect of applying IAS 29 in Argentina.

12 – RELATED PARTIES

The balances and main transactions with related parties are as follows:

12.1	Accounts receivable:

					06.30.2025		12.31.2024
Tax ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
96.891.720-K	Embonor S.A.	Related to shareholders	Chile	CLP	4,635,226	-	5,739,330	-
77.526.480	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	1,349,901	-	711,003	-
76.140.057-6	Monster Energy Company - CHILE	Related to shareholders	Chile	CLP	1,099,932	-	2,429,980	-
86.881.400	Envases CMF S.A.	Associate	Chile	CLP	113,370	-	497,269	-
96.517.210	Embotelladora Iquique S.A.	Related to shareholders	Chile	CLP	369,876	-	228,333	-
96.714.870	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	-	330,148	-	292,931
76.572.588	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	118,164	-	38,423	-
Foreign	The Coca-Cola Export Corporation	Related to shareholders	Panama	USD	417,258	-	254,032	-
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	BRL	-	4,880,253	-	-
77.427.659-9	Re-Ciclar S.A.	Related to shareholders	Chile	CLP	2,988	-	3,173	-
Total					8,106,715	5,210,401	9,901,543	292,931

12.2	Accounts payable:

					06.30.2025		12.31.2024
Tax ID	Company	Relationship	Country	Currency	Current	Non-current	Current	Non-current
					ThCh$	ThCh$	ThCh$	ThCh$
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	BRL	37,163,004	-	32,292,993	380,465
96.714.870	Coca-Cola de Chile S.A.	Shareholder	Chile	CLP	18,946,497	-	27,864,498	-
Foreign	Ser. y Prod. para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	ARS	4,016,854	-	1,872,078	-
86.881.400	Envases CMF S.A.	Associate	Chile	CLP	8,463,869	-	16,594,188	-
Foreign	Coca-Cola Company	Related to shareholders	Paraguay	PYG	1,861,256	-	3,927,254	-
Foreign	Monster Energy Company – US	Related to shareholders	Chile	USD	2,841,116	-	4,010,463	-
77.526.480-2	Comercializadora Nova Verde S.A.	Common shareholder	Chile	CLP	2,123,724	-	3,233,955	-
Foreign	Monster Energy Brasil Com de Bebidas Ltda.	Related to shareholders	Brazil	BRL	1,070,067	-	1,103,496	-
76.572.588	Coca Cola del Valle New Ventures S.A.	Associate	Chile	CLP	562,719	-	340,111	-
96.891.720-K	Embonor S.A.	Related to shareholders	Chile	CLP	-	-	621,771	-
Foreign	Leão Alimentos e Bebidas Ltda.	Associate	Brazil	BRL	175,161	-	152,284	-
Foreign	The Coca-Cola Export Corporation	Related to shareholders	Panama	USD		-	1,970,735	-
Foreign	Monster Energy Company – USA	Related to shareholders	Argentina	PYG	59,234	-	42,763	-
Foreign	Alimentos de Soja S.A.U.	Related to shareholders	Argentina	ARS	24,451	-	75,296	-
Foreign	Monster Energy Brasil Beverage Trading Ltda.	Related to shareholders	Brazil	BRL	186,455	-	-	-
Foreign	PET circular	Related to shareholders	Argentina	ARS	784,752	-	-	-
89.996.200-1	Envases del Pacifico S.A.	Related to director	Chile	CLP	-	-	274,535	-
Total					78,279,159	-	94,376,420	380,465

12.3	Transactions:

Tax ID	Company	Relationship	Country	Transaction Description	Currency	Period ending 06.30.2025	Period ending 12.31.2024
						ThCh$	ThCh$
96.714.870-9	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of concentrate	CLP	107,049,029	208,072,332
96.714.870	Coca-Cola de Chile S.A.	Shareholders	Chile	Purchase of advertising services and others	CLP	2,806,331	11,428,852
96.714.870	Coca-Cola de Chile S.A.	Shareholders	Chile	Water source lease	CLP	3,899,478	6,579,358
96.714.870	Coca-Cola de Chile S.A.	Shareholders	Chile	Sale of raw materials and other	CLP	3,516,814	2,814,472
96.714.870	Coca-Cola de Chile S.A.	Shareholders	Chile	Minimum dividend	CLP	-	37,981
86.881.400-4	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	18,071,809	23,106,391
86.881.400	Envases CMF S.A.	Associated	Chile	Purchase of raw materials	CLP	14,365,219	26,436,164
86.881.400	Envases CMF S.A.	Associate	Chile	Purchase of services and other	CLP	428,606	2,094,416
86.881.400	Envases CMF S.A.	Associate	Chile	Purchase of containers	CLP	6,237,287	15,562,395
86.881.400	Envases CMF S.A.	Associated	Chile	Sale of packaging/raw materials	CLP	6,291,327	12,614,819
86.881.400	Envases CMF S.A.	Associated	Chile	Sale of services and other		1,991,230	-
89.996.200-1	Envases del Pacífico S.A.	Related to director	Chile	Purchases raw materials and supplies	CLP	15,785	138,792
94.627.000	Parque Arauco S.A	Related to director	Chile	Lease of space	CLP	156,419	152,248
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Purchase of concentrate	BRL	85,575,916	168,538,618
Foreign	Recofarma do Industrias Amazonas Ltda.	Related to shareholders	Brazil	Water source lease	BRL	2,015,671	6,419,348
Foreign	Serv. y Prod. para Bebidas Refrescantes S.R.L.	Related to shareholders	Argentina	Purchase of concentrate	ARS	47,468,006	126,331,582
Foreign	KAIK Participações	Partner	Brazil	Reimbursement and other purchases	BRL	1,422	15,387
Foreign	Leao Alimentos e Bebidas Ltda.	Associate	Brazil	Purchase of products	BRL	201,619	1,371,553
Foreign	Sorocaba Refrescos S.A.	Associated	Brazil	Purchase of products	BRL	1,719,187	4,555,837
76.572.588	Coca Cola Del Valle New Ventures SA	Associated	Chile	Sale of services and other	CLP	33,752	1,396,272
76.572.588	Coca Cola Del Valle New Ventures SA	Associate	Chile	Purchase of services and other	CLP	1,674,533	4,682,682
Foreign	Alimentos de Soja S.A.U.	Related to shareholders	Argentina	Payment of commissions and services	ARS	-	14,838
Foreign	Alimentos de Soja S.A.U.	Related to shareholders	Argentina	Purchase of products	ARS	93,894	364,747
Foreign	Alimentos de Soja S.A.U.	Related to shareholders	Argentina	Marketing services	ARS	-	242
Foreign	Trop Frutas do Brasil Ltda.	Associate	Brazil	Purchase of products	BRL	-	69,330
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of raw materials	CLP	-	10,796
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sale of finished products	CLP	7,336,700	13,838,963
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Sales, Services, and Other	CLP	1,612,449	481,768
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of finished products	CLP	13,130,081	24,649,488
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Advertising and other services	CLP	1,594,498	3,680,425
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Maintenance of cold equipment	CLP	-	521,943
77526480-2	Comercializadora Novaverde S.A.	Common shareholder	Chile	Purchase of raw materials	CLP	260,511	1,127,367
97,036,000-K	Banco Santander Chile.	Director/Manager/Executive	Chile	Purchase of services	CLP	1,095	2,415
Foreign	Monster Energy Brasil Comercio de Bebidas Ltda	Related to shareholders	Brazil	Purchase of Products	BRL	1,697,747	2,608,964
33-0520613	Monster Energy Company - USA	Related to shareholders	United States	Purchase of advertising materials	CLP	59,290	231,135
76140057-6	Monster Energy Company - CHILE	Related to shareholders	Chile	Sale of advertising and other services	CLP	1,916,476	4,125,235
76140057-6	Monster Energy Company - CHILE	Related to shareholders	Chile	Purchase of advertising and other services	CLP	94,432	1,153,315
76140057-6	Monster Energy Company - CHILE	Related to shareholders	Chile	Purchase of finished products	CLP	18,167,288	33,106,173
76140057-6	Monster Energy Company - CHILE	Related to shareholders	Chile	Sale of finished products	CLP	5,334,053	10,127,338
Foreign	The Coca Cola Export Corporation Panama	Related to shareholders	Chile	Purchase of products and other items	CLP	3,029,412	2,469,565
Foreign	The Coca Cola Export Corporation Panama	Related to shareholders	Chile	Sale of finished products	CLP	1,502,346	1,837,332
Foreign	Circular Pet	Related to shareholders	Paraguay	Purchase of raw materials and supplies	ARS	2,396,245	-

12.4	Salaries and benefits received by key management

Salaries and benefits paid to the Company’s key management personnel including directors and managers are detailed as follows:

Description	06.30.2025	06.30.2024
	ThCh$	ThCh$
Executive salaries, wages, and benefits	10,954,594	8,708,072
Directors’ allowance	969,480	893,800
Total	11,924,074	9,601,872

13 – CURRENT AND NON-CURRENT EMPLOYEE BENEFITS

The composition of employee benefits is as follows:

Description	06.30.2025	12.31.2024
	ThCh$	ThCh$
Vacation allowance	28,526,374	30,444,390
Participation in profits and bonuses	18,571,480	44,107,101
Severance indemnity	20,360,419	17,976,164
Total	67,458,273	92,527,655

	ThCh$	ThCh$
Current	46,720,677	72,367,187
Non-current	20,737,596	20,160,468
Total	67,458,273	92,527,655

13.1	Severance indemnities

The movements in employee benefits, valued in accordance with note 2, are as follows:

Movements	06.30.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	17,976,164	16,289,643
Costs for services	534,202	1,191,938
Interest expenses	453,974	895,043
Actuarial variations	394,500	1,445,044
Benefits paid	(805,549)	(1,845,504)
Total	18,553,291	17,976,164

13.1.1	Assumptions

The actuarial assumptions used are as follows:

Assumptions	06.30.2025	12.31.2024
Discount rate	2.15%	2.15%
Expected wage increase rate	2.0%	2.0%
Turnover rate	7.53%	7.53%
Mortality rate	RV-2020	RV-2020
Retirement age for women	60 years	60 years
Retirement age for men	65 years	65 years

13.2	Employee expenses

Employee expenses included in the consolidated income statement are as follows:

Description	06.30.2025	06.30.2024
	ThCh$	ThCh$
Wages and salaries	175,717,696	165,590,872
Employee benefits	46,440,166	44,191,875
Severance benefits	3,119,497	2,727,609
Other personnel expenses	14,224,019	12,968,977
Total	239,501,378	225,479,333

14 – INVESTMENTS IN ASSOCIATES ACCOUNTED FOR USING THE EQUITY METHOD

14.1	Description

Investments in other entities are accounted for using the equity method. Description of investments in other entities are as follows:

			Currency	Investment value		Ownership interest
Tax ID	Name	Country	Function	06.30.2025	12.31.2024	06.30.2025	12.31.2024
86.881.400-4	Envases CMF S.A. (1)	Chile	CLP	20,903,981	21,243,928	50.00%	50.00%
Foreign	Leão Alimentos e Bebidas Ltda. (2)	Brazil	BRL	11,351,151	10,874,632	10.26%	10.26%
Foreign	Kaik Participações Ltda. (2)	Brazil	BRL	475,459	448,687	11.32%	11.32%
Foreign	SRSA Participações Ltda.	Brazil	BRL	55,176	52,333	40.00%	40.00%
Foreign	Sorocaba Refrescos S.A.	Brazil	BRL	28,878,419	27,132,918	40.00%	40.00%
76.572.588.7	Coca Cola del Valle New Ventures S.A.	Chile	CLP	25,704,268	25,440,212	35.00%	35.00%
Total				87,368,454	85,192,710

(1)	In Envases CMF S.A., regardless of the ownership interest, it was determined that no controlling interest was held, only a significant influence, given that there was not a majority vote of the Board of Directors to make strategic business decisions.

(2)	In these companies, regardless of the ownership interest, it has been defined that the Company has significant influence, given that it has the right to appoint directors.

Envases CMF S.A.

Chilean entity whose corporate purpose is to manufacture and sell plastic material products and beverage bottling and packaging services. The business relationship is to supply plastic bottles, preforms and caps to Coca-Cola bottlers in Chile.

Leão Alimentos e Bebidas Ltda.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates. Invest in other companies. The business relationship is to produce non-carbonated products for Coca-Cola bottlers in Brazil.

Kaik Participações Ltda.

Brazilian entity whose corporate purpose is to invest in other companies with its own resources.

SRSA Participações Ltda.

Brazilian entity whose corporate purpose is the purchase and sale of real estate investments and property management, supporting the business of Rio De Janeiro Refrescos Ltda. (Andina Brazil).

Sorocaba Refrescos S.A.

Brazilian entity whose corporate purpose is to manufacture and commercialize food, beverages in general and beverage concentrates, in addition to investing in other companies. It has commercial relationship with Rio de Janeiro Refrescos Ltda. (Andina Brazil).

Coca-Cola del Valle New Ventures S.A.

Chilean entity whose corporate purpose is to manufacture, distribute and commercialize all kinds of juices, waters and beverages in general. The business relationship is to produce waters and juices for Coca-Cola bottlers in Chile.

14.2	Movements

The movement in investments in companies accounted for using the equity method is as follows:

Description	06.30.2025	12.31.2024
	ThCh$	ThCh$
Opening balance	85,192,710	91,799,267
Dividends declared	(2,237,113)	(2,363,400)
Share in operating income	1,942,542	4,549,733
Impairment of Coca Cola del Valle New Ventures S.A.	-	(2,921,010)
Disposal of Trop Frutas do Brasil Ltda.	-	(840,815)
Other Increase (decrease) in investments in associates*	2,470,315	(5,031,065)
Final balance	87,368,454	85,192,710

*Mainly due to foreign currency exchange

The main movement is explained by dividends declared in 2025 and 2024 corresponding to Envases CMF S.A. and Sorocaba Refrescos S.A., added to the impairment of Coca Cola del Valle New Ventures S.A. in 2024. (see Note 2.8)

14.3	Reconciliation of share of profit in investments in associates

Description	06.30.2025	06.30.2024
	ThCh$	ThCh$
Share in operating income	1,942,542	1,343,970
Unrealized earnings from product inventory acquired from associates and not sold at the end of the period, which is presented as a discount in the respective asset account (containers and / or inventory)	(423,249)	(311,840)
Amortization of goodwill on sale of fixed assets Envases CMF S.A.	-	67,628
Balance on income statement	1,519,293	1,099,758

14.4	Summary information on associates

The tables below reflect the amounts presented in the summary financial statements of the associates and not the Company’s share in those amounts.

As of June 30, 2025:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Coca Cola del Valle New Ventures, Inc.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short-term assets	57,045,937	66,003,518	-	23,333	91,979,408	18,761,231
Long-term assets	52,215,639	125,637,713	4,200,280	325,283	38,900,604	66,123,485
Total assets	109,261,576	191,641,231	4,200,280	348,616	130,880,012	84,884,716
Short-term liabilities	48,883,048	26,624,504	-	210,487	15,576,017	4,004,261
Long-term liabilities	18,570,566	92,820,729	-	-	21,664,284	57,968
Total liabilities	67,453,614	119,445,233	-	210,487	37,240,301	4,062,229
Total equity	41,807,962	72,195,998	4,200,280	138,129	93,639,711	80,822,487
Total revenue from ordinary activities	46,582,823	66,781,620	115,621	-	36,132,035	14,936,702
Net income before tax	461,000	-22,468,683	115,621	-938	-1,240,619	-1,058,355
Net income after tax	336,530	4,040,723	115,621	-938	-2,130,470	-1,095,350
Other comprehensive income	-	8,572,079	-	135,459	-99,827,342	-
Total comprehensive income	336,530	12,612,802	115,621	134,521	-101,957,812	-1,095,350

Reporting date (See Note 2.3)	06.30.2025	05.31.2025	05.31.2025	05.31.2025	05.31.2025	05.31.2025

As of December 31, 2024:

	Envases CMF S.A.	Sorocaba Refrescos S.A.	Kaik Participações Ltda.	SRSA Participações Ltda.	Leão Alimentos e Bebidas Ltda.	Coca Cola del Valle New Ventures, S.A.
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Short-term assets	60,901,350	70,383,020	582,815	21,952	85,684,185	13,483,450
Long-term assets	54,211,400	96,984,310	3,963,771	306,906	41,030,182	73,608,982
Total assets	115,112,750	167,367,330	4,546,586	328,858	126,714,367	87,092,432
Short-term liabilities	44,173,639	21,500,843	582,815	198,025	20,083,787	6,033,729
Long-term liabilities	28,451,254	83,198,656	-	-	16,628,702	-
Total liabilities	72,624,893	104,699,499	582,815	198,025	36,712,489	6,033,729
Total equity	42,487,857	62,667,831	3,963,771	130,833	90,001,878	81,058,703
Total income from ordinary activities	90,421,340	86,359,384	281,868	-	74,385,141	31,221,732
Net income before tax	4,035,917	36,745,257	281,868	-1,942	572,537	-2,026,410
Net income after tax	3,315,123	9,742,049	281,868	-1,942	-1,875,672	739,916
Other comprehensive income	-	-3,129,495	-	129,557	-92,311,743	-
Total comprehensive income	3,315,123	6,612,554	281,868	127,615	-94,187,415	739,916

Reporting date (See Note 2.3)	12.31.2024	11.30.2024	11.30.2024	11.30.2024	11.30.2024	11.30.2024

15 – INTANGIBLE ASSETS OTHER THAN GOODWILL

The breakdown of intangible assets other than goodwill is as follows:

	June 30, 2025			December 31, 2024
	Gross	Accumulated	Net	Gross	Accumulated	Net
Detail	Value	Amortization	Value	Value	Amortization	Value
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Distribution rights (1)	658,615,250	(3,959,421)	654,655,829	659,561,522	(3,959,421)	655,602,101
Software	71,823,393	(40,033,565)	31,789,828	69,136,434	(37,800,695)	31,335,739
Water rights	587,432	-	587,432	587,432	-	587,432
Trademarks with indefinite useful life (2)	5,986,641	-	5,986,641	5,632,172	-	5,632,172
Trademarks with a defined useful life (3)	1,297,378	(1,173,111)	124,267	1,297,378	(1,079,167)	218,211
Other	533,154	(521,340)	11,814	498,447	(490,472)	7,975
Total	738,843,248	(45,687,437)	693,155,811	736,713,385	(43,329,755)	693,383,630

(1)	Correspond to brands, water rights and distribution rights. Distribution rights are contractual rights to produce and distribute Coca-Cola products in certain parts of Argentina, Brazil, Chile and Paraguay. Distribution rights result from the valuation process at fair value of the assets and liabilities of the companies acquired in business combinations. Production and distribution contracts are renewable for periods of 5 years with Coca-Cola. The nature of the business and renewals that Coca-Cola has permanently done on these rights, allow qualifying them as indefinite contracts.

Distribution rights together with the assets that are part of the cash-generating units, are annually subjected to the impairment test. Such distribution rights have an indefinite useful life, and are not subject to amortization. Rights in Chile related to AdeS were provisioned for impairment pursuant to the annual tests performed. See Note 2.8.

(2)	On September 21, 2021 Coca-Cola Andina together with Coca-Cola Femsa, acquired the Brazilian beer brand Therezópolis for BRL 70 million. Each bottler bought 50% of the brand. This transaction is part of the company’s long-term strategy to complement its beer portfolio in Brazil. The transaction was completed and approved by CADE (Brazilian Administrative Council of Economic Defense). In September of that same year, Andina recorded an intangible asset under the Therezópolis brand for BRL 35 million with an indefinite useful life.

(3)	Correspond to distribution rights that did not arise from business combinations. These rights are subject to amortization.

Distribution rights	06.30.2025	12.31.2024
	ThCh$	ThCh$
Chile (excluding the Metropolitan Region, Rancagua, and San Antonio)	300,305,728	300,305,728
Brazil (Rio de Janeiro, Espirito Santo, Riberão Preto and investments in Sorocaba and Leão Alimentos e Bebidas Ltda.)	172,757,362	162,528,398
Paraguay	177,590,518	188,443,848
Argentina (North and South)	4,002,221	4,324,127
Total	654,655,829	655,602,101

The movement in intangible asset balances is as follows:

	June 30, 2025
	Distribution	IT	Water	Trademarks Indefinite	Trademarks Defined
Description	Rights	Programs	Rights	useful life	useful life	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	655,602,101	31,335,739	587,432	5,632,172	218,211	7,975	693,383,630
Additions	-	5,559,693	-	-	-	3,839	5,563,532
Amortization	-	(4,815,374)	-	-	(93,944)	-	(4,909,318)
Impairment	-	-	-	-	-	-	-
Other increases (decreases) (1)	(946,272)	(290,230)	-	354,469	-	-	(882,033)
Final balance	654,655,829	31,789,828	587,432	5,986,641	124,267	11,814	693,155,811

	December 31, 2024
	Distribution	IT	Water	Trademarks Indefinite	Trademarks Defined
Description	Rights	Programs	Rights	useful life	useful life	Other	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance	664,877,100	23,706,850	587,432	6,341,107	406,101	7,975	695,926,565
Additions	-	12,926,859	-	-	-	-	12,926,859
Amortization	-	(7,498,481)	-	-	(187,890)	-	(7,686,371)
Impairment (2)	(881,421)	-	-	-	-	-	(881,421)
Other increases (decreases) (1)	(8,393,578)	2,200,511	-	(708,935)	-	-	(6,902,002)
Final balance	655,602,101	31,335,739	587,432	5,632,172	218,211	7,975	693,383,630

(1)	Mainly corresponds to restatement due to the effects of translation of distribution rights of foreign subsidiaries.
(2)	The rights in Chile related to AdeS were provisioned for impairment according to the annual tests performed. See Note 2.8.

16 – GOODWILL

The breakdown of the movement in goodwill is as follows:

Cash-generating unit	01.01.2025	Foreign currency translation differences	06.30.2025
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	65,691,285	4,070,135	69,761,420
Argentine Operation	62,487,785	(4,651,844)	57,835,941
Paraguayan operations	7,999,327	(460,717)	7,358,610
Total	144,681,420	(1,042,426)	143,638,994

Cash-generating unit	01.01.2024	Foreign currency translation differences	12.31.2024
	ThCh$	ThCh$	ThCh$
Chilean operation	8,503,023	-	8,503,023
Brazilian operation	73,831,515	(8,140,230)	65,691,285
Argentine operation	32,193,085	30,294,700	62,487,785
Paraguayan operations	7,576,179	423,148	7,999,327
Total	122,103,802	22,577,618	144,681,420

17 – OTHER CURRENT AND NON-CURRENT FINANCIAL LIABILITIES

The breakdown is as follows:

	Balance
	Current		Non-current
	06.30.2025	12.31.2024	06.30.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (Note 17.1.1 - 3)	47,716,784	56,401,282	-	-
Bonds payable, net (1) (Note 17.2)	33,158,731	29,800,608	1,000,548,738	1,003,864,048
Bottle guaranty deposits	12,072,804	14,136,175	-	-
Derivative contract liabilities (Note 17.3)	3,601,130	361,384	57,340,680	41,788,078
Lease liabilities (Note 17.4.1 - 2)	11,009,298	9,631,011	21,844,909	20,891,121
Total	107,558,747	110,330,460	1,079,734,327	1,066,543,247

(1)Net values of issuance expenses and discounts associated with placement.

The fair values of financial assets and liabilities are presented below:

Current	Book value 06.30.2025	Fair value 06.30.2025	Book value 12.31.2024	Fair value 12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Cash and cash equivalent (2)	207,186,890	207,186,890	248,899,004	248,899,004
Financial assets at fair value (1)	384,135	384,135	4,047,219	4,047,219
Trade debtors and other accounts receivable (2)	239,028,920	239,028,920	332,831,088	332,831,088
Accounts receivable related companies (2)	8,106,715	8,106,715	9,901,543	9,901,543
Bank liabilities (2)	47,716,784	47,272,202	56,401,282	52,103,494
Bonds payable (2)	33,158,731	32,793,349	29,800,608	29,147,599
Bottle guaranty deposits (2)	12,072,804	12,072,804	14,136,175	14,136,175
Forward contracts liabilities (see Note 22) (1)	3,601,130	3,601,130	361,384	361,384
Leasing agreements (2)	11,009,297	11,009,297	9,631,011	9,631,011
Accounts payable (2)	350,227,295	350,227,295	457,074,643	457,074,643
Accounts payable related companies (2)	78,279,159	78,279,159	94,376,420	94,376,420

Non-current	Book value 06.30.2025	Fair value 06.30.2025	Book value 12.31.2024	Fair value 12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Financial assets at fair value (1)	142,698,399	142,698,399	125,890,698	125,890,698
Non-current accounts receivable (2)	182,093	182,093	335,723	335,723
Accounts receivable related companies (2)	5,210,401	5,210,401	292,932	292,932
Bank liabilities (2)	1,000,548,738	938,080,061	1,003,864,048	930,907,271
Bonds payable (2)	21,844,909	21,844,909	20,891,121	20,891,121
Leasing agreements (2)	2,490,133	2,490,133	2,534,836	2,534,836
Non-current accounts payable (2)	57,340,680	57,340,680	41,788,077	41,788,077
Derivative contracts liabilities (see Note 22) (1)	-	-	380,465	380,465

(1)	Fair values are based on discounted cash flows using market discount rates at the close of the six-month and one-year period and are classified as Level 2 of the fair value measurement hierarchies.

(2)	Financial instruments such as: Cash and Cash Equivalents, Trade debtors and Other Accounts Receivable, Accounts Receivable related companies, Bottle Guarantee Deposits Trade Accounts Payable, and Other Accounts Payable related companies present a fair value that approximates their carrying value, considering the nature and term of the obligation. The business model is to maintain the financial instrument in order to collect/pay contractual cash flows, in accordance with the terms of the contract, where cash flows are received/cancelled on specific dates that exclusively constitute payments of principal plus interest on that principal. These instruments are revalued at amortized cost.

17.1 Bank liabilities

17.1.1 Bank liabilities, current

									Maturity		Total
Debtor			Creditor Entity				Type of	Nominal	Up to	90 days at	at	at
Rut	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	90 days	1 year	06.30.2025	12.31.2024
									ThCh$	ThCh$	ThCh$	ThCh$
96.836.390.5	Envases Central S.A.	Chile	96.836.390-5	Scotiabank Chile S.A.	Chile	CLP	At maturity	5.62%	-	4,165,745	4,165,745	-
96.705.990	Envases Central S.A.	Chile	97.006.000-6	State Bank	Chile	CLP	Semi-annual	1.28%	-	-	-	4,051,952
77.427.659	Re-Ciclar S.A.	Chile	97.018.000	Scotiabank Chile S.A.	Chile	CLP	Semi-annual	9.49%	4,448,541	-	4,448,541	4,683,861
77.427.659	Re-Ciclar S.A.	Chile	97.018.000	Scotiabank Chile S.A.	Chile	UF	Semiannual	3.32%	4,996,740	-	4,996,740	5,180,573
77.427.659	Re-Ciclar S.A.	Chile	97.018.000	Banco de Chile	Chile	CLP	At maturity	6.00%	1,505,250	-	1,505,250	5,027,500
77.427.659	Re-Ciclar S.A.	Chile	97.018.000	Banco Bice	Chile	CLP	At maturity	6.04%	1,501,761	-	1,501,761	1,003,357
77.427.659	Re-Ciclar S.A.	Chile	97.018.000	Banco Bice	Chile	CLP	At maturity	6.26%	5,107,880	-	5,107,880	1,526,560
77.427.659	Re-Ciclar S.A.	Chile	97.018.000	Banco Bice	Chile	CLP	At maturity	5.52%	1,003,067	-	1,003,067	-
77.427.659	Re-Ciclar S.A.	Chile	97.018.000-1	Banco de Chile	Chile	CLP	At maturity	6.30%	-	-	-	1,505,250
91.144.000	Embotelladora Andina S.A.	Chile	97.023.000-9	Itau Corpbanca	Chile	UF	At maturity	0.18%	-	609,209	609,209	-
91.144.000	Embotelladora Andina S.A.	Chile	97.023.000-9	Itau Corpbanca	Chile	UF	At maturity	0.18%	-	-	-	34,877
91.144.000	Embotelladora Andina S.A.	Chile	97.023.000-9	Itau Corpbanca	Chile	USD	At maturity	0.18%	-	32,670	32,670	1,170,198
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Banco Galicia S.A.	Argentina	ARS	At maturity	37.2%	481,189	-	481,189	-
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Banco Galicia S.A.	Argentina	USD	At maturity	15.0%	-	-	-	160,432
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Banco Galicia S.A.	Argentina	USD	At maturity	16.0%	-	-	-	295,706
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Banco Galicia S.A.	Argentina	USD	At maturity	13.0%	117,732	-	117,732	-
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Banco Nación S.A.	Argentina	ARS	At maturity	35.8%	-	-	-	27,472,719
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Banco Nación S.A.	Argentina	ARS	At maturity	48.5%	-	-	-	721
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Comafi Bank S.A.	Argentina	ARS	At maturity	43.0%	-	-	-	3,387
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Comafi Bank S.A.	Argentina	ARS	At maturity	46.5%	-	-	-	3,965,838
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Banco Comafi S.A.	Argentina	US	At maturity	35.0%	10,079,571	-	10,079,571	-
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Comafi Bank S.A.	Argentina	US	At maturity	36.8%	-	-	-	-
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Macro Bank	Argentina	ARS	At maturity	33.0%	-	-	-	1,637
0-E	Embotelladora del Atlántico S.A.	Argentina	0-E	Banco Patagonia	Argentina	ARS	At maturity	34.3%	13,572,676	-	13,572,676
0-E	Andina Empaques Argentina S.A.	Argentina	0-E	Banco Galicia S.A.	Argentina	USD	At maturity	18.0%	-	-	-	160,568
0-E	Andina Empaques Argentina S.A.	Argentina	0-E	Banco Galicia S.A.	Argentina	ARS	At maturity	48.5%	-	-	-	156,146
0-E	Andina Empaques Argentina S.A.	Argentina	0-E	Banco Galicia S.A.	Argentina	ARS	At maturity	13.5%	94,753	-	94,753	-
Total											47,716,784	56,401,282

17.1.2 Bank liabilities, non-current

Maturity
Debtor			Creditor				Type of	Nominal	1 year to	more than 2	more than 3	more than 4	more than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Amortization	Rate	2 years	Up to 3 years	up to 4 years	up to 5 years	years	06.30.2025
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
-	-	-	-	-	-	-	-l	-	-			-	-	-
Total														-

17.1.3 Bank liabilities, non-current previous year

Maturity
Debtor			Creditor entity				Amortization	Nominal	1 year to	more than 2	more than 3	more than 4	more than 5	at
Tax ID	Name	Country	Tax ID	Name	Country	Currency	Type	Rate	2 years	Up to 3 years	up to 4 years	up to 5 years	years	12.31.2024
									ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
	-	-	-	-	-	-	-	-	-	-	-	-	-	-

													Total	-

17.1.4 Current and non-current bank obligations “Restrictions”

Bank obligations are not subject to financial restrictions for the periods reported.

17.2	Bond obligations

The composition of corporate bonds issued on the public markets of the United States, Switzerland, and Chile is as follows:

	Current		Non-current		Total
Composition of bonds payable	06.30.2025	12.31.2024	06.30.2025	12.31.2024	06.30.2025	Dec. 31, 2024
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bonds payable face value	33,846,197	30,490,640	1,008,195,244	1,012,062,996	1,042,041,441	1,042,553,636
Issuance expenses and discounts associated with placement	(687,466)	(690,032)	(7,646,506)	(8,198,948)	(8,333,972)	(8,888,980)
	33,158,731	29,800,608	1,000,548,738	1,003,864,048	1,033,707,469	1,033,664,656

17.2.1	Current and non-current balances

Bonds payable correspond to bonds in UF issued by the parent company on the Chilean market, bonds in U.S. dollars issued by the Parent Company on the U.S. market and the Swiss public market . A detail of these instruments is presented below:

		Current					Current		Non-current
	Series	nominal amount	Adjustment Unit	Interest Rate	Final maturity	Interest payment	06.30.2025	December 31, 2024	06.30.2025	December 31, 2024
Bonds							ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 254 06.13.2001	B	507,481	UF	6.5	01-12-2026	Semiannual	13,561,269	12,894,275	-	6,704,249
CMF Registration 641 08.23.2010	C	886,364	UF	4.0	15-08-2031	Semiannual	5,871,557	5,783,306	29,450,296	31,431,837
CMF Registration 760 08.20.2013	D	4,000,000	UF	3.8	16-08-2034	Semiannual	2,200,947	2,153,282	157,068,280	153,666,760
CMF Registration 760 04.02.2014	E	3,000,000	UF	3.75	01-03-2035	Semiannual	1,458,882	1,427,299	117,801,269	115,250,116
CMF Registration 912 10.10.2018	F	5,700,000	UF	2.83	25-09-2039	Semiannual	1,640,459	1,604,933	223,822,299	218,975,134
U.S. Bonds 2050 01.01.2020	-	300,000,000	US	3.95	21-01-2050	Semi-annual	4,885,287	5,215,223	280,026,000	298,938,000
Swiss Bond 2023 09.20.2023	-	170,000,000	CHF	2.71	20	Annual	4,227,796	1,412,322	200,027,100	187,096,900
						Total	33,846,197	30,490,640	1,008,195,244	1,012,062,996

17.2.2 Non-current maturities

		Year of maturity				Total non-current
	Series	More than 1 to 2	More than 2 up to 3	More than 3 up to 4	More than 5	06.30.2025
		ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
CMF Registration 641 08.23.2010	C	5,354,599	5,354,598	5,354,598	13,386,501	29,450,296
CMF Registration 760 08.20.2013	D	-	-	-	157,068,280	157,068,280
CMF Registration 760 04.02.2014	E	-	-	-	117,801,269	117,801,269
CMF Registration 912 10.10.2018	F	-	-	-	223,822,299	223,822,299
U.S. Bonds 2050 01.21.2020	-	-	-	-	280,026,000	280,026,000
Swiss Bond 2023 09.20.2023	-	-	-	-	200,027,100	200,027,100
Total		5,354,599	5,354,598	5,354,598	992,131,449	1,008,195,244

17.2.3 Market rating

The bonds issued on the Chilean market had the following rating:

AA+	:	ICR Compañía Clasificadora de Riesgo Ltda. rating
AA+	:	Fitch Chile Clasificadora de Riesgo Limitada rating

The rating of bonds issued on the international market had the following rating:

BBB	:	S&P Global Ratings
BBB+	:	Fitch Ratings Inc.

17.2.4 Restrictions

17.2.4.1 Restrictions on bonds placed abroad.

Obligations with bonds placed abroad are not subject to financial restrictions for the reporting periods.

17.2.4.2 Restrictions on bonds placed in the local market.

The financial information used to calculate the restrictions is as follows:

06.30.2025
ThCh$
Average net financial debt Last 4 quarters	774,350,802
Net financial debt	837,017,455
Unencumbered assets	2,942,188,666
Total unsecured liabilities	1,860,963,719
EBITDA LTM	553,920,513
Net financial expenses LTM	(58,844,918)

Restrictions on the issuance of bonds for a fixed amount registered under number 254, series B1 and B2.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these consolidated financial statements, this ratio was 1.40 times.

•	Maintain, and in no manner lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” (Región Metropolitana) as a territory in Chile in which we have been authorized by The Coca-Cola Company for the development, production, sale and distribution of products and brands of the licensor, in accordance to the respective bottler or license agreement, renewable from time to time.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of this date is franchised by TCCC to the Company for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unsecured consolidated liabilities payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these consolidated financial statements, this ratio was 1.58 times.

Restrictions to bond lines registered in the Securities Registered under number 641, series C

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Income by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of: /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these consolidated financial statements, this ratio was 1.40 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities.

Unencumbered assets refer to the assets that are the property of the issuer; classified under Total Assets of the Issuer’s Financial Statements; and that are free of any pledge, mortgage or other liens constituted in favor of third parties, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

Unsecured total liabilities correspond to liabilities from Total Current Liabilities and Total Non-Current Liabilities of Issuer’s Financial Statement which do not benefit from preferences or privileges, less “Other Current Financial Assets” and “Other Non-Current Financial Assets” of the Issuer’s Financial Statements (to the extent they correspond to asset balances of derivative financial instruments, taken to hedge exchange rate and interest rate risk of the financial liabilities).

As of the date of these consolidated financial statements, this ratio was 1.58 times.

•	Maintain a level of “Net Financial Coverage” greater than 3 times in its quarterly financial statements. Net financial coverage means the ratio between the issuer’s EBITDA of the last 12 months and the issuer’s Net Financial Expenses in the last 12 months. Net Financial Expenses will be regarded as the difference between the absolute value of interest expense associated with the issuer’s financial debt account accounted for under “Financial Costs”; and interest income associated with the issuer’s cash accounted for under the Financial Income account. However, this restriction shall be deemed to have been breached where the mentioned level of net financial coverage is lower than the level previously indicated during two consecutive quarters.

As of the date of these consolidated financial statements, Net Financial Coverage was 9.41 times.

Restrictions to bond lines registered in the Securities Registrar under number 760, series D and E.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the addition of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these consolidated financial statements, this ratio was 1.40 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable.

Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these consolidated financial statements, this ratio was 1.58 times.

•	Maintain, and in no manner, lose, sell, assign or transfer to a third party, the geographical area currently denominated as the “Metropolitan Region” as a territory franchised to the Issuer in Chile by The Coca-Cola Company, hereinafter also referred to as “TCCC” or the “Licensor” for the development, production, sale and distribution of products and brands of said licensor, in accordance to the respective bottler or license agreement, renewable from time to time. Losing said territory means the non-renewal, early termination or cancellation of this license agreement by TCCC, for the geographical area today called “Metropolitan Region”. This reason shall not apply if, as a result of the loss, sale, transfer or disposition, of that licensed territory is purchased or acquired by a subsidiary or an entity that consolidates in terms of accounting with the Issuer.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of these instruments is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

Restrictions to bond lines registered in the Securities Registrar under number 912, series F.

•	Maintain an Indebtedness Level not greater than three point five times the EBITDA. For these purposes, “Indebtedness Level” will be considered as the ratio between /a/ the average over the last four Quarters of the Consolidated Net Financial Liabilities, and /b/ the accumulated EBITDA in the period of twelve consecutive months ending at the closing of the latest “Consolidated Financial Statements of Results by Function”.

“Consolidated Net Financial Liabilities” will be considered as the result of : /i/ “Other Financial Liabilities, Current”, plus /ii/ “Other Financial Liabilities, Non-Current”, minus /iii/ the sum of “Cash and Cash Equivalents”; plus “Other Financial Assets, Current”; plus “Other Financial Assets, Non-Current” (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to hedge exchange rate and/or interest rate risk of financial liabilities);

“EBITDA” will be considered as the sum of the following accounts of the “Consolidated Financial Statements of Income by Function” contained in the Issuer’s Consolidated Financial Statements: “Revenues from Ordinary Activities”, “Cost of Sales”, “Distribution Costs”, “Administrative Expenses” and “Other Expenses, by function”, discounting the value of “Depreciation” and “Amortization for the Year” presented in the Notes to the Issuer’s Consolidated Financial Statements.

As of the date of these consolidated financial statements, this ratio was 1.40 times.

•	Maintain consolidated assets free of any pledge, mortgage or other encumbrances for an amount at least equal to 1.3 times of the issuer’s unsecured consolidated liabilities payable. Unsecured Consolidated Liabilities Payable shall be regarded as the total liabilities, obligations and debts of the issuer that are not secured by real guarantees on goods and assets of the latter, voluntarily and conventionally constituted by the issuer less the asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position. The following will be considered in determining Consolidated Assets: assets free of any pledge, mortgage or other lien, as well as those assets having a pledge, mortgage or real encumbrances that operate solely by law, less asset balances of derivative financial instruments, taken to hedge exchange rate or interest rate risks on financial liabilities under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Financial Statements. Therefore, Consolidated Assets free of any pledge, mortgage or other lien will only be regarded as those assets free of any pledge, mortgage or other real lien voluntarily and conventionally constituted by the issuer less asset balances of derivative financial instruments, taken to cover exchange rate or interest rate risks on financial liabilities and under “Other Current Financial Assets” and “Other non-current Financial Assets” of the Issuer’s Consolidated Statement of Financial Position.

As of the date of these consolidated financial statements, this ratio was 1.58 times.

•	Not lose, sell, assign, or transfer to a third party any other territory of Argentina or Brazil, which as of the issuance date of local bonds Series C, D and E is franchised by TCCC to the Issuer for the development, production, sale and distribution of products and brands of such licensor, as long as any of these territories account for more than 40% of the Issuer’s Adjusted Consolidated Operating Cash Flow of the audited period immediately before the moment of loss, sale, assignment or transfer. For these purposes, the term “Adjusted Consolidated Operating Cash Flow” shall mean the addition of the following accounting accounts of the Issuer’s Consolidated Statement of Financial Position: (i) “Gross Profit” which includes regular activities and cost of sales; less (ii) “Distribution Costs”; less (iii) “Administrative Expenses”; plus (iv) “Participation in profits (losses) of associates that are accounted for using the equity method”; plus (v) “Depreciation”; plus (vi) “Intangibles Amortization”.

As of the date of these consolidated financial statements, the Company complies with all financial covenants.

17.3 Derivative contracts Obligations

See detail in Note 22.

17.4 Liabilities for leasing agreements

17.4.1 Current liabilities for leasing agreements

								Maturity		Total
Debtor		Creditor Entity				Type	rate	Up to	90 days to	to	to
Name	Country	Tax ID	Name	Country	Currency	Amortization	Nominal	90 days	1 year	06.30.2025	12.31.2024
								ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeneration - Light ESCO	Brazil	Reais	Monthly	13.00%	361,261	1,152,436	1,513,697	1,339,654
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	Reais	Monthly	7.65%	108,379	350,691	459,070	409,456
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	Reais	Monthly	8.18%	374,552	1,114,943	1,489,495	1,281,478
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leão	Brazil	Reais	Monthly	11.25%	70,540	86,893	157,433	265,453
Embotelladora del Atlántico S.A.	Argentina	Foreign	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	139,703	419,110	558,813	651,725
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	Pesos	Monthly	50.00%	484,728	141,797	626,525	639,548
Embotelladora del Atlántico S.A.	Argentina	Foreign	Systems	Argentina	Dollars	Monthly	12.00%	50,817	124,768	175,585	149,202
Embotelladora del Atlántico S.A.	Argentina	Foreign	Real estate	Argentina	Pesos	Monthly	12.00%	181,454	337,323	518,777	628,640
Andina Empaques Argentina S.A.	Argentina	Foreign	Real estate	Argentina	Pesos	Monthly	50.00%	26,762	106,178	132,940	-
Vital Jugos S:A	Chile	76.080.198	De Lage Landen Chile S.A	Chile	Dollars	Monthly	4.08%	-	-		187,511
Vital Jugos S:A	Chile	76.080.198-4	De Lage Landen Chile S.A	Chile	Dollars	Monthly	7.04%	25,619	79,610	105,229
Vital Jugos S.A.	Chile	77.951.700-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	9.22%	42,127	132,346	174,473	156,972
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	UF	Monthly	9.22%	-	-	-	683,096
Envases Central S.A	Chile	76.572.588-7	Coca Cola del Valle New Ventures S.A	Chile	UF	Monthly	5.98%	674,150	1,387,118	2,061,268	-
Transportes Polar S.A.	Chile	76.413.243	Real Estate and Investment Limited	Chile	UF	Monthly	2.89%	11,752	-	11,752	79,904
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	93,970	287,766	381,736	365,886
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	22,992	46,620	69,612	89,569
Transportes Polar S.A.	Chile	93.075.000	Inversiones La Verbena Ltda,	Chile	UF	Month	3.43%	33,393	129,954	163,347	230,503
Andina Refrescos Ltda Transportation	Chile	78.861.790	Novaverde Limitada	Chile	UF	Monthly	3.87%	127,313	341,739	469,052	208,121
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	2.88%	277,266	185,954	463,220	989,891
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	213,272	653,104	866,376	825,667
Transporte Andina Refrescos Ltda	Chile	85.275.700	Machinery Leasing SPA	Chile	UF	Monthly	3.41%	48,386	147,651	196,037	63,008
Andina Refrescos Ltda Transportation	Chile	85.275.700	Machinery Leasing SPA	Chile	UF	Monthly	2.80%	97,321	296,080	393,401
Commercial Transport Network Ltda	Chile	76.930.501-7	Ilog Avanza Park Real Estate	Chile	UF	Month	2.48%	-	-	-	368,314
Embotelladora Andina S.A.	Chile	91.144.000	Inversiones La Verbena Ltda.	Chile	UF	Month	2.54%	-	-	-	17,413
Embotelladora Andina S.A.	Chile	91.144.000-8	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	4,382	17,078	21,460
									Total	11,009,298	9,631,011

The Company maintains leases on forklifts, vehicles, real estate and machinery. These leases have an average lifespan of between one and eight years without including a renewal option in the contracts.

17.4.2 Non-current liabilities for leasing agreements

							Maturity
Debtor		Creditor Entity				Type of	Interest	1 year to	2 years to	3 years to	4 years to	more than	to
Name	Country	Tax ID	Name	Country	Currency	Amortization	Nominal	2 years	3 years	4 years	5 years	5 years	06.30.2025
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeneration - Light ESCO	Brazil	Reais	Monthly	13.00%	1,710,478	1,932,841	1,612,808	-	-	5,256,127
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	Reais	Monthly	7.65%	540,435	587,049	572,343	661,171	253,356	2,614,354
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	Reais	Monthly	8.18%	696,664	261,752	84,270	-	-	1,042,686
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	Reais	Monthly	11.25%	31,795	15,443	-	-	-	47,238
Embotelladora del Atlántico S.A.	Argentina	O-E	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	558,813	558,813	558,813	340,553	92,326	2,109,318
Embotelladora del Atlántico S.A.	Argentina	O-E	Real estate	Argentina	Pesos	Monthly	50.00%	1,780	-	-	-	-	1,780
Embotelladora del Atlántico S.A.	Argentina	O-E	Real estate	Argentina	Dollars	Monthly	12.00%	197,995	-	-	-	-	197,995
Embotelladora del Atlántico S.A.	Argentina	O-E	Systems	Argentina	Dollars	Monthly	12.00%	339,273	267,102	260,540	260,540	673,063	1,800,518
Andina Empaques Argentina S.A.	Argentina	O-E	Real estate	Argentina	Pesos	Monthly	50.00%	131,015	-	-	-	-	131,015
Vital Jugos S.A.	Chile	76.080.198-4	De Lage Landen Chile S.A.	Chile	Dollars	Monthly	7.04%	112,879	121,085	96,556	-	-	330,520
Vital Jugos S.A	Chile	77.951.198-4	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	9.22%	191,256	209,654	229,823	251,931	111,994	994,658
Transporte Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	902,664	940,470	403,395	-	-	2,246,529
Transporte Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	3.41%	398,863	209,852	111,394	-	-	720,109
Transporte Andina Refrescos Ltda	Chile	78.861.790-9	Jungheinrich Rentalift SPA	Chile	UF	Monthly	2.88%	433,795	-	-	-	-	433,795
Andina Refrescos Ltda Transportation	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	3.41%	389,668	205,014	-	-	-	594,682
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	3.41%	584,851	307,705	291,417	-	-	1,183,973
Transporte Andina Refrescos Ltda	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	3.41%	112,328	59,099	61,146	-	-	232,573
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	397,728	414,385	177,743	-	-	989,856
Transportes Polar S.A.	Chile	76.020.137-5	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	211,349	246,999	262,737	89,600	-	810,685
Embotelladora Andina S.A	Chile	91.144.000	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	27,730	32,408	34,472	11,888	-	106,498

												Total	21,844,909

17.4.3 Non-current liabilities for leasing agreements (previous year)

							Maturity
Debtor		Creditor Entity				Type of	Interest	1 year to	2 years to	3 years to	4 years to	more than	to December 31,
Name	Country	Rut	First	Country	Currency	Amortization	Nominal	2 years	3 years	4 years	5 years	5 years	2024
								ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Cogeneration - Light ESCO	Brazil	Reais	Monthly	13.00%	1,513,809	1,710,604	1,932,983	521,301	.	5,678,697
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Tetra Pack	Brazil	Reais	Monthly	7.65%	482,012	567,424	667,972	754,477	637,981	3,109,866
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Real estate	Brazil	Reais	Monthly	8.18%	866,320	380,045	195,378	.	.	1,441,743
Rio de Janeiro Refrescos Ltda.	Brazil	Foreign	Leao Alimentos e Bebidas Ltda.	Brazil	Reais	Monthly	11.25%	30,939	29,057	-	-	-	59,996
Embotelladora del Atlántico S.A.	Argentina	O-E	Tetra Pak SRL	Argentina	Dollars	Monthly	12.00%	597,759	597,759	597,759	564,406	197,521	2,555,204
Embotelladora del Atlántico S.A.	Argentina	O-E	Real estate	Argentina	Pesos	Monthly	50.00%	15,078	-	-	-	.	15,078
Embotelladora del Atlántico S.A.	Argentina	O-E	Real estate	Argentina	Dollars	Monthly	12.00%	102,638	74,851	.	-	.	177,489
Embotelladora del Atlántico S.A.	Argentina	O-E	Systems	Argentina	Dollars	Monthly	12.00%	389,010	327,827	278,698	278,698	859,320	2,133,553
Vital Jugos S.A	Chile	77.951.198	Sig Combibloc Chile SPA.	Chile	EUR	Monthly	9.22%	172,072	188,625	206,770	226,661	226,879	1,021,007
Andina Refrescos Ltda Transportation	Chile	76.536.499	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	865,182	901,419	867,356	-	-	2,633,957
Transportes Polar S.A.	Chile	76.413.243	La Verbena Investments	Chile	UF	Monthly	3.43%	187,008	229,809	352,080	-	-	768,897
Transportes Polar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SPA	Chile	UF	Monthly	4.11%	381,213	397,180	378,677	-	-	1,157,070
Transportes Polar S.A.	Chile	93.075.000-k	Importadora Técnica Vignola SAIC	Chile	UF	Monthly	3.67%	22,910	-	-	-	-	22,910
Embotelladora Andina S.A	Chile	91.144.000	Inversiones La Verbena Ltda.	Chile	UF	Monthly	3.43%	24,049	29,876	33,189	28,540	-	115,654
												Total	20,891,121

Leasing agreement obligations are not subject to financial restrictions for the reported periods.

18 – TRADE AND OTHER ACCOUNTS PAYABLE

The composition of trade accounts payable and other current accounts payable is as follows:

Class	06.30.2025	12.31.2024
	ThCh$	ThCh$
Current	350,227,295	457,074,643
Non-current	2,490,133	2,534,836
Total	352,717,428	459,609,479

Description	06.30.2025	12.31.2024
	ThCh$	ThCh$
Trade accounts payable	247,027,136	319,605,026
Withholding tax	46,027,114	77,122,183
Others (1)	59,663,178	62,882,270
Total	352,717,428	459,609,479

(1)	Other current considers the account payable to former shareholders of Companhia de Bebidas Ipiranga (“CBI”). See Note 6 for further information.

19 – OTHER PROVISIONS CURRENT AND NON-CURRENT

19.1	Balances

The composition of the provisions is as follows:

Description	06.30.2025	12.31.2024
	ThCh$	ThCh$
Litigation (1)	55,796,423	55,425,799
Total	55,796,423	55,245,799

Current	2,330,643	1,522,426
Non-current	53,465,780	53,723,373
Total	55,796,423	55,245,799

(1)	Correspond to the provision made for the probable losses of tax, labor and commercial contingencies, according to the following detail:

Description (see note 23.1)	June	Dec
	ThCh$	ThCh$
Tax contingencies	27,299,499	29,416,543
Labor contingencies	14,054,838	13,912,282
Civil contingencies	14,442,086	11,916,974
Total	55,796,423	55,245,799

19.2	Movements

The movement of the main items included as provisions for litigation is detailed below:

Description	06.30.2025	12.31.2024
	ThCh$	ThCh$
Opening balance as of January 1	55,245,799	54,801,896
Additional provisions	-	189,356
Increase (decrease) in existing provisions	6,150,426	13,550,379
Provision used (payments made against the provision)	(8,796,483)	(7,232,750)
Reversal of unused provision	(24,173	(17,716)
Increase (decrease) due to foreign exchange rate differences	3,220,854	(6,045,366)
Total	55,796,423	55,245,799

20 – OTHER NON-FINANCIAL LIABILITIES

The breakdown of other current and non-current liabilities at the end of each period is as follows:

	Current		Non-current
Description	06.30.2025	12.31.2024	06.30.2025	12.31.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Dividends payable	364,988	140,474,025	-	-
Other	1,630,127	1,629,557	2,943,746	2,252,985
Total	1,995,115	142,103,582	2,943,746	2,252,985

21 – EQUITY

21.1	Number of shares:

	Number of subscribed, paid-in and voting shares
Series	2025	2024
A	473,289,301	473,289,301
B	473,281,303	473,281.303

21.1.1	Capital

	Paid-in and subscribed capital
Series	2025	2024
	ThCh$	ThCh$
A	135,379,504	135,379,504
B	135,358,070	135,358,070
Total	270,737,574	270,737,574

21.1.2	Rights of each series:

•	Series A: Elect 12 of the 14 Directors.
•	Series B: Receive an additional 10% of dividends distributed to Series A and elects 2 of the 14 Directors.

21.2	Dividend policy

In accordance with Chilean law, we must distribute cash dividends equal to at least 30% of our annual net profit, unless otherwise decided by unanimous vote of the shareholders. If there is no net profit in a given year, the Company will not be legally required to distribute dividends from accumulated earnings, unless approved by the General Shareholders’ Meeting. At the General Shareholders’ Meeting held in April 2025, the shareholders ratified the distribution of interim dividends paid against fiscal year 2024.

In accordance with Notice No. 1,945 of the Financial Market Commission (CMF) dated September 29, 2009, the Company’s Board of Directors decided to maintain the initial adjustments from the adoption of IFRS as retained earnings, the distribution of which is conditional upon their future realization.

The dividends declared and paid per share during the current period are as follows:

Periods Approval - Payment		Characteristics of the dividend	Profits allocated to dividends	CLP Series A	CLP Series B
04.25.2024	05.23.2024	Final	Retained earnings	32.00	35.20
04.25.2024	05.30.2024	Final	Retained earnings	30.00	33.00
07.31.2024	08.14.2024	Interim	2024 results	32.00	35.20
09.25.2024	10.25.2024	Interim	2024 results	32.00	35.20
12.19.2024	01.31.2025	Interim	2024 results	141.00	155.10

21.3	Other reserves

The balance of other reserves is composed as follows:

Item	06.30.2025	06.30.2024
	ThCh$	ThCh$
Polar acquisition	421,701,520	421,701,520
Foreign currency translation reserves	(656,823,744)	(575,359,591)
Cash flow hedge reserve	(13,104,834)	(11,928,123)
Reserve for employee benefit actuarial gains or losses	(8,168,053)	(6,969,431)
Legal and statutory reserves	5,435,538	5,435,538
Other	6,014,568	6,014,568
Total	(244,945,005)	(161,105,519)

21.3.1	Polar acquisition

This amount corresponds to the difference between the valuation at fair value of the issuance of shares of Embotelladora Andina S.A. and the book value of the paid capital of Embotelladoras Coca-Cola Polar S.A., which was finally the value of the capital increase notarized in legal terms.

21.3.2	Cash flow hedge reserve

They arise from the fair value of the existing derivative contracts that have been qualified for hedge accounting at the end of each financial period. When contracts have expired, these reserves are adjusted and recognized in the income statement in the corresponding period (see Note 22).

21.3.3	Reserve for employee benefit actuarial gains or losses

Corresponds to the restatement effect of employee benefits actuarial gains or losses that according to IAS 19 amendments must be carried to other comprehensive income.

21.3.4	Legal and statutory reserves

In accordance with Official Circular N° 456 issued by the Chilean Financial Market Commission (CMF), the legally required price-level restatement of paid-in capital for 2009 is presented as part of other equity reserves and is accounted for as a capitalization from Other Reserves with no impact on net income or retained earnings under IFRS. This amount totaled CLP 5,435,538 thousand as of December 31, 2009.

21.3.5	Foreign currency translation reserves

This corresponds to the conversion of the financial statements of foreign subsidiaries whose functional currency is different from the presentation currency of the Consolidated Financial Statements. Additionally, exchange differences between accounts receivable kept by the companies in Chile with foreign subsidiaries are presented in this account, which have been treated as investment accounted for using the equity method, Translation reserves are detailed as follows:

Description	06.30.2025	06.30.2024
	ThCh$	ThCh$
Brazil	(123,878,292)	(129,669,339)
Argentina	(545,641,605)	(471,679,448)
Paraguay	12,696,153	25,989,196
Total	(656,823,744)	(575,359,591

The movement of this reserve for the periods ended on the dates below is as follows:

Description	06.30.2025	06.30.2024
	ThCh$	ThCh$
Brazil	25,484,574	(23,527,351)
Argentina	(64,453,244)	(6,732,665)
Paraguay	(18,595,815)	11,733,324
Total	(57,564,485)	(18,526,692)

* Includes the effect of the application of Amendments to IAS 21 – Non-convertible financial assets, see Note 2.23.1.

21	Non-controlling interests

This is the recognition of the portion of equity and income from subsidiaries owned by third parties. This account is detailed as follows:

	Non-controlling interests
	Percentage		Equity		Results
			June	June	June	June
Description	2025	2024	2025	2024	2025	2024
			ThCh$	ThCh$	ThCh$	ThCh$
Embotelladora del Atlántico S.A.	0.0171	0.0171	52,175	44,779	3,937	4,285
Andina Empaques Argentina S.A.	0.0209	0.0209	5,573	4,492	162	(273)
Paraguay Refrescos S.A.	2.1697	2.1697	5,869,172	5,925,301	690,879	661,168
Vital S.A.	35.0000	35.0000	10,344,097	9,678,866	113,349	30,717
Vital Aguas S.A.	33.5000	33.5000	5,013,730	2,444,016	104,152	5,411
Envases Central S.A.	40.7300	40.7300	8,684,999	7,854,909	159,942	135,673
Re-Ciclar S.A.	40.0000	40.0000	6,905,988	8,794,167	(1,107,129)	(51,384)
Total			36,875,734	34,746,530	(34,708)	785,597

21.5	Earnings per share

The basic earnings per share presented in the statement of comprehensive income is calculated as the quotient between income for the period and the weighted average number of shares outstanding during the same period.

Earnings per share used to calculate basic and diluted earnings per share is detailed as follows:

Earnings per share	06.30.2025
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	54,090,605	59,498,705	113,589,310
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Basic and diluted earnings per share (CLP)	114.29	125.72	120.00

Earnings per share	06.30.2024
	SERIES A	SERIES B	TOTAL
Earnings attributable to shareholders (ThCh$)	44,566,310	49,022,150	93,588,460
Weighted average number of shares	473,289,301	473,281,303	946,570,604
Basic and diluted earnings per share (CLP)	94.16	103.58	98.87

22 – DERIVATIVE ASSETS AND LIABILITIES

Embotelladora Andina currently maintains cross currency swap agreements, currency forward agreements, and commodity swaps as derivative financial instruments.

Cross currency swaps (CCS), also known as interest rate and currency swaps, are valued using the discounted future cash flow method at market rates corresponding to the currencies and rates of the transaction.

On the other hand, the fair value of currency forward agreements is calculated in reference to current forward exchange rates for contracts with similar maturity profiles.

The fair value of commodity swaps is calculated based on expected future cash flows. This is determined using the current market prices of the forward contract, considering the agreed maturity dates.

As of the date of these financial statements, the Company holds the following derivative instruments:

22.1	Accounting recognition of cross currency and rate swaps

Cross Currency Swaps, related to Local Bonds (Chile)

At the closing date of these financial statements, the Company maintains derivative contracts to secure some of its bond debt issued in Unidades de Fomento for a total amount of UF 8,229,980 (UF 8,393,843 as of March 31, 2025), to convert these obligations into CLP.

These contracts were valued at their fair value, resulting in a non-current asset at the closing date of the financial statements of ThCh$89,838,252 (non-current asset of ThCh$91,896,807 as of March 31, 2025), which is presented under other non-current financial assets. The maturity dates of the derivative contracts are distributed over the years 2026, 2031, 2034, and 2035.

Cross Currency Swaps, related to international bonds (US and Switzerland)

At the closing date of these financial statements, the Company maintains derivative contracts linked to U.S. dollar-denominated obligations totaling US$300 million, of which US$150 million have been converted into Chilean pesos indexed to inflation (UF), and US$150 million into Chilean pesos (CLP), with maturity in 2050. Additionally, derivatives are held over Swiss franc-denominated obligations totaling CHF 170 million, which have been converted into Brazilian reais (BRL), with maturity in 2028.

The fair value measurement of the first contract results in a non-current liability of ThCh$28,860,802, while the second contract records a non-current liability of ThCh$28,479,878, resulting in a combined total liability of ThCh$57,340,680 compared to a combined total liability of ThCh$62,046,794 as of March 31, 2025. The third contract reflects a non-current asset of ThCh$52,860,147 compared to a non-current asset of ThCh$45,331,931 at the end of March 2025.

The amount of exchange differences recognized in the statement of income related to financial liabilities in U.S. dollars and Swiss francs is absorbed by the amounts recognized under comprehensive income.

22.2	Forward currency contracts for highly probable expected transactions:

During 2025, Embotelladora Andina entered into forward contracts to hedge the exchange rate of future purchases of raw materials for its four operations, closing forward instruments in USD/ARS, USD/BRL, USD/CLP, and USD/PYG. At the date of these financial statements, the outstanding contracts amount to US$ 92.5 million (US$ 80.8 million as of March 31, 2025).

Forward contracts that hedge future commodity prices have been designated as hedging contracts as they meet the documentation requirements of IFRS, and therefore their effects on changes in fair value are recognized in other comprehensive income.

22.3	Raw material swap for highly probable expected transactions:

Embotelladora Andina entered into No. 5 sugar swap contracts to hedge the price of future sugar purchases for its Chilean operations. At the date of these financial statements, the outstanding contracts amounted to US$ 2.97 million.

Forward contracts that hedge future raw material prices have been designated as hedging contracts as they meet the documentation requirements of IFRS, and therefore their effects on changes in fair value are recognized in other comprehensive income.

22.4	Fair value hierarchies

At the closing date of these financial statements, the Company held assets for derivative contracts for ThCh$143,088,729 (ThCh$138,086,869 as of March 31, 2025) and liabilities for derivative contracts for ThCh$60,941,811 (ThCh$63,915,184 as of March 31, 2025). Those contracts covering existing items have been classified in the same category of hedged, the net amount of derivative contracts by concepts covering forecasted items have been classified in current and non-current financial assets and financial liabilities. All the derivative contracts are carried at fair value in the consolidated statement of financial position.

The Company uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1:	quoted (unadjusted) prices in active markets for identical assets or liabilities

Level 2:	Inputs other than quoted prices included in level 1 that are observable for the assets and liabilities, either directly (that is, as prices) or indirectly (that is, derived from prices)

Level 3:	Inputs for assets and liabilities that are not based on observable market data.

During the reporting period, there were no transfers of items between fair value measurement categories; all of which were valued during the period using level 2.

	Fair value measurement as of June 30, 2025
	Quoted prices in active markets for identical assets	Observable	Unobservable
	and liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	390,330	-	390,330
Other non-current financial assets	-	142,698,399	-	142,698,399
Total assets	-	143,088,729	-	143,088,729

Liabilities
Other current financial liabilities	-	3,601,130	-	3,601,130
Other non-current financial liabilities	-	57,340,680	-	57,340,680
Total liabilities	-	60,941,810	-	60,941,810

	Fair value measurement as of December 31, 2024
	Quoted prices in active markets for identical assets	Observable	Unobservable
	and liabilities	market data	market data
	(Level 1)	(Level 2)	(Level 3)	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Assets
Other current financial assets	-	4,105,005	-	4,105,005
Other non-current financial assets	-	144,550,766	-	144,550,766
Total assets	-	148,655,771	-	148,655,771

Liabilities
Other current financial liabilities	-	361,384	-	361,384
Other non-current financial liabilities	-	41,788,078	-	41,788,078
Total liabilities	-	42,149,462	-	42,149,462

23 – LITIGATION AND CONTINGENCIES

23.1	Lawsuits or other legal actions:

In the opinion of the Company’s legal counsel, the Parent Company and its subsidiaries do not face legal or extrajudicial contingencies that might result in material or significant losses or gains, except for the following:

1)	Embotelladora del Atlántico S.A. and Andina Empaques Argentina S.A. are facing legal proceedings of a labor, tax, civil, and commercial nature. The accounting provisions to cover the contingencies of a possible loss from these lawsuits amount to ThCh$854,455 (ThCh$722,249 as of December 31, 2024). Based on the opinion of our legal advisors, management considers it unlikely that non-provisioned contingencies will materially affect the Company’s results and equity. In addition, Embotelladora del Atlántico S.A. maintains ThCh$97,289 in time deposits to guarantee judicial liabilities.

2)	Rio de Janeiro Refrescos Ltda. is facing labor, tax, civil, and commercial legal proceedings. Accounting provisions to cover contingencies for a possible loss in these proceedings amount to ThCh$ 52,611,325 (ThCh$ 53,001,124 as of December 31, 2024). Based on the opinion of our legal advisors, management considers it unlikely that non-provisioned contingencies will materially affect the Company’s results and equity. As is customary in Brazil, Rio de Janeiro Refrescos Ltda. maintains judicial deposits and assets pledged as collateral to ensure compliance with certain proceedings, regardless of whether they have been classified as remote or probable losses. The amounts deposited or pledged as legal collateral amount to ThCh$26,318,078 (ThCh$24,406,565 as of December 31, 2024).

Part of the assets pledged as collateral by Rio de Janeiro Refrescos Ltda. are in the process of being released and others have already been released in exchange for guarantee insurance and bond letters for BRL 2,465,199,602 with various financial institutions and insurance companies in Brazil, through which, for an annual commission of 0.13%, said institutions are responsible for complying with the obligations to the Brazilian tax authorities in the event of a dispute against Rio de Janeiro Refrescos Ltda. and in the event that the latter is unable to comply with the aforementioned obligation. Additionally, in the event of the aforementioned situation, there is a counter-guarantee agreement with the same financial institutions and insurance companies, in which Rio de Janeiro Refrescos Ltda. undertakes to pay them the amounts disbursed to the Brazilian tax authorities.

The main contingencies faced by Rio de Janeiro Refrescos are as follows:

a)	Tax contingencies for Industrialized Products Tax (IPI) credits.

Rio de Janeiro Refrescos is party to a series of ongoing proceedings in which the Brazilian federal tax authorities are demanding payment of value added tax on industrialized products (Imposto sobre Produtos Industrializados, or IPI) totaling BRL 3,456,127,360 as of the date of these financial statements.

The Company does not agree with the Brazilian tax authority’s position in these proceedings and believes that it was entitled to claim the IPI tax credits in relation to its purchases of certain exempt inputs from suppliers located in the Manaus Free Trade Zone.

Based on the opinion of its advisors and the court rulings obtained to date, management believes that these proceedings do not represent probable losses and, under accounting criteria, would not make provisions for these cases.

Notwithstanding the above, financial reporting standards related to business combinations in the area of purchase price allocation establish that contingencies must be assessed individually based on their probability of occurrence and discounted to fair value from the date on which the loss is estimated to be incurred. Based on the purchase of the Ipiranga Beverages company in 2013 and this criterion, and despite the existence of contingencies classified as only possible for BRL 653,377,260 (amount includes adjustments to pending lawsuits), an initial provision of BRL 124,862,349 was recorded in the accounting for the business combination.

b)	Other tax contingencies.

These refer to ICMS-SP tax administrative proceedings challenging credits arising from the acquisition of tax-exempt products purchased by the Company from a supplier located in the Manaus Free Trade Zone. The total amount is BRL 593,263,148, which is being assessed by external lawyers as a remote loss and therefore has no accounting provision.

The company was questioned by the federal tax authority regarding the tax deductibility of part of the goodwill in the period from 2014 to 2016 derived from the acquisition of Compañía de Bebidas Ipiranga. The tax authority understands that the acquirer of Compañía de Bebidas Ipiranga was Embotelladora Andina and not Rio de Janeiro Refrescos Ltda. In the opinion of external lawyers, this assertion is erroneous, classifying it as a possible loss. The value of this proceeding is BRL 1,129,408,024 as of the date of these financial statements.

3)	Embotelladora Andina S.A. and its Chilean subsidiaries are facing tax, commercial, labor, and other lawsuits. Accounting provisions to cover contingencies for possible losses arising from these lawsuits amount to ThCh$ 2,283,984 (ThCh$1,472,915 as of December 31, 2024). Management considers it unlikely that non-provisioned contingencies will affect the Company’s results and equity, in accordance with the opinion of its legal advisors.

4)	Paraguay Refrescos S.A. is facing tax, commercial, labor, and other lawsuits. The accounting provisions to cover contingencies for possible losses arising from these lawsuits amount to ThCh$ 46,659 (ThCh$ 49,511 as of December 31, 2024). Management considers it unlikely that the unprovided contingencies will affect the Company’s results and equity, in accordance with the opinion of its legal advisors.

23.2	Direct guarantees and restricted assets:

Direct guarantees and restricted assets are as follows:

Guarantees that commit assets recognized in the financial statements:

	Committed assets				Carrying amount
Creditor of the guarantee	Name of debtor	Relationship	Collateral	Type	06.30.2025	12.31.2024
					ThCh$	ThCh$
Administradora Plaza Vespucio S.A.	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Debtors and Other Accounts Receivable	74,289	141,900
Elqui Limited Agricultural Cooperative	Embotelladora Andina S.A.	Parent	Guarantee receipt	Other non-current financial assets	1,299,618	1,212,500
Mall Plaza	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Payables and Other Accounts Receivable	300,810	628,381
Metro S.A.	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade receivables and other accounts receivable	23,717	23,204
Parque Arauco S.A.	Andina Bottling Company	Parent	Guarantee receipt	Trade Payables and Other Accounts Receivable	159,817	312,712
Lease agreement	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Debtors and Other Accounts Receivable	94,931	92,875
Miscellaneous	Embotelladora Andina S.A.	Parent	Guarantee receipt	Trade Debtors and Other Accounts Receivable	83,246	98,879
Various Retail	Polar Transportation	Subsidiary	Guarantee receipt	Trade Payables and Other Accounts Receivable	29,348	22,235
Employee Claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	9,313,774	8,045,861
Civil and tax claims	Rio de Janeiro Refrescos Ltda.	Subsidiary	Judicial deposit	Other non-current non-financial assets	6,385,428	6,370,534
Government institutions	Rio de Janeiro Refrescos Ltda.	Subsidiary	Plant and equipment	Property, Plant, and Equipment	10,618,876	9,990,170
Distribuidora Baraldo S.H.	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	15	19
Acuña Gomez	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	23	29
Nicanor López	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	17	21
Municipality of Bariloche	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	813	-
Municipality of San Antonio Oeste	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	1,710	2,131
Municipality of Carlos Casares	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	69	86
Municipality of Chivilcoy	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	10,694	13,331
Granada Maximiliano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	139	174
Municipality of Junin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	68	-
Almada Jorge	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	189	236
Mirgoni Marano	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	5	-
Other	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	65,218	55
Temas Industriales SA - General seizure of funds	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	9,713	12,107
DBC SA C CERVECERIA ARGENTINA SA ISEMBECK	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	2,053	2,559
Coto Cicsa	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	1,014
Cencosud	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	194	241
Jose Luis Kreitzer, Alexis Beade, and Cesar Bechetti	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	767	-
Vicentin	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	-	956
Province of Enree Ríos	Embotelladora del Atlántico S.A.	Subsidiary	Judicial deposit	Other non-current non-financial assets	5,600	6,981
Marcus A. Peña	Paraguay Refrescos	Subsidiary	Real Estate	Property, Plant, and Equipment	4,392	5,252
Ana Maria Mazó	Paraguay Soft Drinks	Subsidiary	Real Estate	Property, Plant, and Equipment	1,232	1,137
Stefano Szwao Giacomelli	Paraguay Soft Drinks	Subsidiary	Real estate	Property, plant, and equipment	2,878	3,054
Rental Guarantee	Paraguay Refrescos	Subsidiary	Real Estate	Property, Plant, and Equipment	947	-
Sofía Cartes	Paraguay Soft Drinks	Subsidiary	Real Estate	Property, Plant, and Equipment	2,653	2,637

Guarantees that do not compromise assets recognized in the Financial Statements:

	Committed assets				Amounts involved
Creditor of the guarantee	Debtor name	Relationship	Guarantee	Type	06.30.2025	12.31.2024
					ThCh$	ThCh$
Labor processes	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal action	5,563,004	6,648,889
Administrative proceedings	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal action	81,986,289	80,036,491
Federal Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal action	204,135,734	188,083,737
State Government	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal action	128,363,492	116,943,181
Other	Rio de Janeiro Refrescos Ltda.	Subsidiary	Guarantee receipt	Legal action	1,616,214	1,407,340
EZEIZA Customs	Embotelladora del Atlantico S.A.	Subsidiary	Surety insurance	Faithful fulfillment of contract	428,188	576,829
EZEIZA Customs	Andina Empaques Argentina S.A.	Subsidiary	Surety insurance	Faithful fulfillment of contract	3,729	4,414

24 – FINANCIAL RISK MANAGEMENT

The Company’s businesses are exposed to a variety of financial and market risks (including foreign exchange risk, interest rate risk and price risk). The Company’s global risk management program focuses on the uncertainty of financial markets and seeks to minimize potential adverse effects on the performance of the Company. The Company uses derivatives to hedge certain risks. A description of the primary policies established by the Company to manage financial risks are provided below:

Interest Rate Risk

At the closing date of these financial statements, the Company maintains all of its debt obligations denominated in fixed rates in order to avoid fluctuations in financial expenses resulting from an increase in interest rates.

The Company’s indebtedness corresponds to six bonds in the Chilean local market at fixed rates, which currently have an outstanding balance of UF13.92 denominated in Unidades de Fomento (“UF”), a debt indexed to inflation in Chile (the Company’s sales are correlated to the variation of the UF). Of the total bonds, five are redenominated through derivatives to Chilean Pesos (CLP) in their rate and notional value, maintaining the structure of the bond.

On the other hand, the Company has incurred debt in the international market through a 144A/RegS bond issued in the United States at a fixed interest rate in U.S. dollars for an amount of US$300 million, of which US$150 million have been redenominated through derivatives into Chilean pesos indexed to inflation (UF), and US$150 million have been redenominated through derivatives into Chilean pesos (CLP), both in terms of interest rate and notional amount, while maintaining the bond’s original structure. Additionally, in September 2023, a bond was issued in the Swiss market for an amount of CHF 170 million at a fixed interest rate in Swiss francs, which has been redenominated through derivatives into Brazilian reais (BRL), both in terms of interest rate and notional amount, while maintaining the bond’s original structure..

Credit risk

The credit risk to which the Company is exposed comes mainly from trade accounts receivable maintained with retailers, wholesalers and supermarket chains in domestic markets; and the financial investments held with banks and financial institutions, such as time deposits, mutual funds and derivative financial instruments.

a)	Trade accounts receivable and other current accounts receivable

Credit risk related to trade accounts receivable is managed and monitored by the area of Finance and Administration of each business unit. The Company has a broad client base implying a high level of atomization of accounts receivable, which are subject to policies, procedures and controls established by the Company. In accordance with such policies, credits must be based objectively, non-discretionary and uniformly granted to all clients of the same segment and channel, provided these will allow generating economic benefits to the Company. The credit limit is checked periodically considering payment behavior. Trade accounts receivable pending of payment are monitored on a monthly basis.

i.	Sale Interruption

In accordance with Corporate Credit Policy, the interruption of sale must be within the following framework: when a customer has outstanding debts for an amount greater than USD 250,000, and over 60 days expired, sale is suspended. The General Manager in conjunction with the Finance and Administration Manager authorize exceptions to this rule, and if the outstanding debt should exceed USD 1,000,000, and in order to continue operating with that client, the authorization of the Chief Financial Officer is required. Notwithstanding the foregoing, each operation can define an amount lower than USD 250,000 according to the country’s reality.

ii.	Impairment

The impairment recognition policy establishes the following criteria for provisions: 30% is provisioned for 31 to 60 days overdue, 60% between 60 and 91 days, 90% between 91 and 120 days overdue and 100% for more than 120 days. Exemption of the calculation of global impairment is given to credits whose delays in the payment correspond to accounts disputed with the customer whose nature is known and where all necessary documentation for collection is available, therefore, there is no uncertainty on recovering them. However, these accounts also have an impairment provision as follows: 40% for 91 to 120 days overdue, 80% between 120 and 170, and 100% for more than 170 days.

iii.	Prepayment to suppliers

The Policy establishes that USD 25,000 prepayments can only be granted to suppliers if its value is properly and fully provisioned. The Treasurer of each subsidiary must approve supplier warranties that the Company receives for prepayments before signing the respective service contract, In the case of domestic suppliers, a warranty ballot (or the instrument existing in the country) shall be required, in favor of Andina executable in the respective country, non-endorsable, payable on demand or upon presentation and its validity will depend on the term of the contract. In the case of foreign suppliers, a stand-by credit letter will be required which shall be issued by a first line bank; in the event that this document is not issued in the country where the transaction is done, a direct bank warranty will be required. Subsidiaries can define the best way of safeguarding the Company’s assets for prepayments under USD 25,000.

iv.	Guarantees

In Chile, we have insurance with Compañía de Seguros de Crédito Continental S.A (AA rating –according to Fitch Chile and Humphreys rating agencies) covering the credit risk regarding trade debtors in Chile.

The rest of the operations do not have credit insurance, instead mortgage guarantees are required for volume operations of wholesalers and distributors in the case of trade accounts receivables. In the case of other debtors, different types of guarantees are required according to the nature of the credit granted.

Historically, uncollectible trade accounts have been lower than 0.5% of the Company’s total sales,

b)	Financial investment.

The Company has a Policy that is applicable to all the companies of the group in order to cover credit risks for financial investments, restricting both the types of instruments as well as the institutions and degree of concentration. The companies of the group can invest in:

i.	Time deposits: only in banks or financial institutions that have a risk rating equal to or higher than Level 1 (Fitch) or equivalent for deposits of less than 1 year and rated A or higher (S&P) or equivalent for deposits of more than 1 year.

ii.	Mutual funds: investments with immediate liquidity and no risk of capital (funds composed of investments at a fixed-term, current account, fixed rate Tit BCRA, negotiable obligations, Over Night, etc.,) in all those counter-parties that have a rating greater than or equal to AA-(S&P) or equivalent, Type 1 Pacts and Mutual Funds, with a rating greater than or equal to AA+ (S&P) or equivalent.

iii.	Other investment alternatives must be evaluated and authorized by the office of the Chief Financial Officer.

Exchange Rate Risk

The Company is exposed to three types of risk caused by exchange rate volatility in the countries where it operates:

a)	Exposure of foreign investments:

Exposure to exchange rate fluctuations associated with foreign investments arises from the conversion of net investments from the functional currencies of the subsidiaries (Brazilian real, Argentine peso, and Paraguayan guaraní) to the parent company’s presentation currency (Chilean peso). Variations in the Chilean peso against these functional currencies generate equity effects, which are reflected in increases or decreases in consolidated equity. The Company does not maintain hedging instruments to reduce this exposure.

To monitor this risk, the Company performs sensitivity analyses on assets, liabilities, and net equity denominated in functional currencies, evaluating the impact of exchange rate fluctuations against the presentation currency.

	USD/CLP	BRL/CLP	ARS/CLP	PGY/CLP
Exchange rate variation rate at closing June 2025 vs December 2024	6.3%	6.3%	-19.8%	-5.8%

	Brazil	Argentina	Paraguay
	ThCh$	ThCh$	ThCh$
Total Assets	1,016,249,729	483,726,327	347,867,133
Total Liabilities	610,059,892	157,744,079	77,365,776
Net Investment	406,189,837	325,982,248	270,501,358
Share on income	28.3%	24.1%	8.6%

	BRL/CLP	ARS/CLP	PGY/CLP
-10% variation impact on currency translation
vs. exchange rate at end of June 2025	-10.0%	-10.0%	-10.0%
vs. Exchange rate at end of December 2024	-5.5%	-27.8%	-16.7%

	ThCh$	ThCh$	ThCh$
Impact of change in result	(5,132,422)	(2,386,300)	(3,184,158)
Impact of change in equity	(44,939,708)	(32,598,225)	(31,306,846)

The sensitivity scenario presented considers a 10% depreciation relative to the actual exchange rates in effect on the closing date. This analysis illustrates the impact of converting functional currencies to the presentation currency of the group’s financial statements, reflecting its potential effect on the results and equity of the various operations.

Net exposure of assets and liabilities in foreign currency

This risk stems mostly from carrying liabilities in US dollar, so the volatility of the US dollar with respect to the functional currency of each country generates a variation in the valuation of these obligations, with consequent effect on results. In order to protect the Company from the effects on income resulting from the volatility of the Brazilian Real and the Chilean Peso against the U,S, dollar, the Company maintains derivative contracts (cross currency swaps) to cover almost 100% of US dollar-denominated financial liabilities. By designating such contracts as hedging derivatives, the effects on income for variations in the Chilean Peso and the Brazilian Real against the US dollar, are mitigated annulling its exposure to exchange rates.

b) Exposure of assets purchased or indexed to foreign currency

This risk originates from purchases of raw materials and investments in Property, plant and equipment, whose values are expressed in a currency other than the functional currency of the subsidiary. Changes in the value of costs or investments can be generated through time, depending on the volatility of the exchange rate.

In order to minimize this risk, the Company maintains a currency hedging policy stipulating that it is necessary to enter into foreign currency derivatives contracts to lessen the effect of the exchange rate over cash expenditures expressed in US dollars, corresponding mainly to payment to suppliers of raw materials in each of the operations. This policy stipulates up to 12-month forward horizon.

Commodities risk

The Company is subject to the risk of price fluctuations in the international markets mainly for sugar, PET resin and aluminum, which are inputs used to produce beverages and containers, which together account for 35% to 40% of operating costs. Procurement and anticipated purchase contracts are made frequently to minimize and/or stabilize this risk. To minimize this risk or stabilize often supply contracts and anticipated purchases are made when market conditions warrant.

Liquidity risk

The products we sell are mainly paid for in cash and short-term credit; therefore, the Company´s main source of financing comes from the cash flow of our operations. This cash flow has historically been sufficient to cover the investments necessary for the normal course of our business, as well as the distribution of dividends approved by the General Shareholders’ Meeting. Should additional funding be required for future geographic expansion or other needs, the main sources of financing to consider are: (i) debt offerings in the Chilean and foreign capital markets (ii) borrowings from commercial banks, both internationally and in the local markets where the Company operates; and (iii) public equity offerings.

The following table presents an analysis of the Company’s committed maturities for liability payments throughout the coming years:

	Payments on the year of maturity
Category	1 year	More than 1 up to 2	More than 2 up to 3	More than 3 up to 4	More than 5
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Bank debt	47,716,784	-	-	-	-
Bonds payable	33,846,197	5,354,599	5,354,598	5,354,598	1,049,472,128
Lease obligations	11,009,297	8,198,876	6,489,373	4,881,308	2,275,350
Contractual obligations (1)	118,386,928	42,755,806	36,975,141	18,801,972	400,800
Total	210,959,206	56,309,281	48,819,112	29,037,878	1,052,148,278

(1)	Agreements that the Andina Group has with collaborating entities for its operation, which are mainly related to contracts entered into to supply products and/or support services in information technology services, commitments of the company with its franchisor to make investments or expenses related to the development of the franchise, support services to personnel, security services, maintenance services of fixed assets, purchase of inputs for production, among others.

25 – EXPENSES BY NATURE

The breakdown of other expenses by nature is as follows:

	01.01.2025	01.01.2024	04.01.2025	04.01.2024
Description	06.30.2025	06.30.2024	06.30.2025	06.30.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Direct production costs	(796,103,006)	(733,146,325)	(363,940,862)	(330,940,372)
Payroll and employee benefits	(239,501,378)	(225,479,333)	(118,673,453)	(108,230,923)
Transportation and distribution	(132,855,233)	(118,334,450)	(50,448,659)	(56,344,017)
Advertisement	(23,811,601)	(25,174,736)	(7,828,603)	(12,922,911)
Depreciation and amortization	(77,967,013)	(72,007,811)	(39,449,158)	(35,676,809)
Repairs and maintenance	(29,011,041)	(27,093,191)	(26,310,465)	(13,943,058)
Other expenses	(102,867,883)	(84,655,567)	(51,630,037)	(40,552,888)
Total	(1,402,117,155)	(1,285,891,413)	(658,281,237)	(598,610,978)

(1)	Corresponds to the addition of the cost of sales, administrative expenses, and distribution costs.

26 – OTHER INCOME

The breakdown of other income by function is as follows:

	01.01.2025	01.01.2024	04.01.2025	04.01.2024
Description	06.30.2025	06.30.2024	06.30.2025	06.30.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Gain from sale of property, plant and equipment	556,070	98,830	419,562	-
Income from recovery of PIS-COFINS credit (1)	713,250	-	713,250	-
Income from construction contract compensation	2,836,126	-	2,836,127	-
Other	362,839	568,568	210,283	309,304
Total	4,468,285	667,398	4,179,222	309,304

(1)	See Note 6 (2) for more information on the recovery.

27 – OTHER EXPENSES BY FUNCTION

The breakdown of other expenses by function is as follows:

	01.01.2025	01.01.2024	04.01.2025	04.01.2024
Description	06.30.2025	06.30.2024	06.30.2025	06.30.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Contingencies and associated non-operating fees (1)	(4,317,732)	(12,736,343)	(4,938,006)	(7,015,422)
Tax on bank debits	(3,939,368)	(3,300,524)	(1,679,623)	(1,474,216)
Write-offs, disposals and losses (gains) on sale of property, plant and equipment	(1,594,216)	(901,099)	(632,240)	(698,403)
Other	(3,228,832)	(2,620,350)	(3,027,427)	(934,555)
Total	(13,080,148)	(19,558,316)	(10,277,296)	(10,122,596)

(1)	Includes reversal of tax provision in Rio de Janeiro Refrescos S.A. in the amount of ThCh$3,680,094.

28 – FINANCIAL INCOME AND EXPENSES

The breakdown of financial income and expenses is as follows:

a)	Financial income

	01.01.2025	01.01.2024	04.01.2025	04.01.2024
Description	06.30.2025	06.30.2024	06.30.2025	06.30.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Interest income	3,680,076	14,238,316	1,734,212	5,184,575
Ipiranga purchase warranty restatement	193,646	25,043	96,343	12,056
Other financial income (1)	3,616,904	(4,275,826)	1,973,655	955,828
Total	7,490,626	9,987,533	3,804,210	6,152,459

(1)	In 2024, includes lower income of $5,968,742 (loss) due to valuation of instruments (BOPREAL).

b)	Financial

	01.01.2025	01.01.2024	04.01.2025	04.01.2024
Description	06.30.2025	06.30.2024	06.30.2025	06.30.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Bond interest	(28,300,476)	(25,784,011)	(14,326,461)	(12,816,738)
Bank loan interest	(1,632,769)	(899,502)	(672,447)	(814,856)
Lease interest	(1,433,457)	(1,646,511)	(728,912)	(814,382)
Other financial costs	(2,459,773)	(3,010,362)	(724,983)	(1,273,624)
Total	(33,826,475)	(31,340,386)	(16,452,803)	(15,719,600)

29 – EXCHANGE DIFFERENCE

Exchange differences are detailed as follows:

	01.01.2025	01.01.2024	04.01.2025	04.01.2024
Description	06.30.2025	06.30.2024	06.30.2025	06.30.2024
	ThCh$	ThCh$	ThCh$	ThCh$
Generated by suppliers	(4,201,107)	(3,517,878)	(3,464,494)	(1,588,538)
Generated by financial assets	807,930	(438,872	589,902	(1,099,445)
Generated by financial liabilities	(433,389)	(287,163)	(197,532)	(663,656)
Other	357,032	(4,140,099)	465,351	(4,636,941)
Total	(3,469,534)	(8,384,012)	(2,606,773)	(7,988,580)

30 – LOCAL AND FOREIGN CURRENCY

Local and foreign currency balances are the following:

CURRENT ASSETS	06.30.2025	12.31.2024
	ThCh$	ThCh$
Cash and cash equivalents	207,186,890	248,899,004
USD	11,878,957	14,817,741
EUR	233,553	234,718
CLP	127,772,561	140,155,381
BRL	43,287,744	48,540,084
ARS	3,562,494	12,461,057
PGY	20,451,581	32,690,023

Other current financial assets	390,330	76,586,583
CLP	13,118	73,865,057
BRL	-	2,553,727
ARS	349,181	57,786
PGY	28,031	110,013

Other current non-financial assets	22,874,525	27,260,507
USD	4,267,326	3,195,150
EUR	5,321	213,862
UF	1,101,001	1,024,253
CLP	4,629,604	5,389,357
BRL	3,831,069	2,451,721
ARS	3,517,481	10,110,029
PGY	5,522,723	4,876,135

Trade payables and other accounts receivable	239,028,920	332,831,088
USD	4,637,980	5,617,644
EUR	-	-
UF	-	-
CLP	126,775,240	177,104,333
BRL	78,970,095	87,509,718
ARS	23,088,948	50,035,902
PGY	5,556,657	12,563,491

Accounts receivable from related entities	8,106,715	9,901,543
USD	-	-
CLP	8,106,715	9,901,543
BRL	-	-
ARS	-	-
PGY	-	-

Inventories	309,594,128	299,970,909
CLP	102,739,111	106,986,666
BRL	90,354,630	73,721,137
ARS	94,781,571	95,970,869
PGY	21,718,816	23,292,237

Current tax assets	30,938,979	17,746,106
USD	556,676	-
CLP	5,381,969	7,749,543
BRL	25,000,334	9,851,901
ARS	-	144,662

Total current assets	818,120,487	1,013,195,740
USD	21,340,939	23,630,535
EUR	238,874	448,580
UF	1,101,001	1,024,253
CLP	375,418,318	521,151,880
BRL	241,443,872	224,628,288
ARS	125,299,676	168,780,305
PGY	53,277,807	73,531,899

NON-CURRENT ASSETS	06.30.2025	12.31.2024
	ThCh$	ThCh$
Other financial assets, non-current	165,961,098	169,420,303
USD	26,590,838	24,195,386
UF	1,216,865	1,216,865
CLP	64,990,643	62,774,079
BRL	52,860,147	59,298,394
ARS	20,302,605	21,935,579

Other non-financial assets, non-current	87,908,673	79,746,695
USD	-	-
UF	440,761	431,216
CLP	47,531	47,530
BRL	83,546,598	74,983,744
ARS	2,095,286	2,415,012
PGY	1,778,497	1,869,193

Accounts receivable, non-current	182,093	335,723
UF	-	-
CLP	60,998	212,749
ARS	10,581	9,008
PGY	110,514	113,966

Accounts receivable from related entities, non-current	5,210,401	292,931
CLP	330,148	292,931
BRL	4,880,253	-

Investments accounted for using the equity method	87,368,454	85,192,710
CLP	46,608,098	46,683,997
BRL	40,760,356	38,508,713

Intangible assets other than goodwill	693,155,811	693,383,630
USD	3,959,421	3,959,421
CLP	320,236,104	318,673,224
BRL	183,740,995	172,991,812
ARS	7,413,966	9,074,686
PGY	177,805,325	188,684,487

Capital gains	143,638,994	144,681,420
CLP	9,523,767	9,523,767
BRL	6,874,067	64,670,541
ARS	57,835,941	62,487,785
PGY	7,538,610	7,999,327

Property, plant, and equipment	1,104,347,900	1,097,773,572
USD	-	-
EUR	-	-
CLP	173,088,467	394,341,668
BRL	566,906,103	318,245,367
ARS	265,768,797	291,160,305
PGY	98,584,533	94,026,232

Deferred tax assets	6,374,245	7,081,549
CLP	4,549,943	5,028,479
PGY	1,824,302	2,053,070

Total non-current assets	2,294,147,669	2,277,908,533
USD	30,550,259	28,154,807
EUR	-	-
UF	1,657,626	1,648,081
CLP	619,435,699	837,578,424
BRL	1,001,435,128	728,698,571
ARS	353,427,176	387,082,375
PGY	287,641,781	294,746,275

	06.30.2025			12.31.2024
CURRENT LIABILITIES	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other current financial liabilities	59,805,516	47,753,231	107,558,747	47,596,941	62,733,519	110,330,460
USD	3,390,203	2,974,230	63,644,33	4,527,746	2,823,324	7,351,070
EUR	42,127	1,32,346	174,473	37,902	119,070	156,972
UF	11,320,043	24,101,834	35,421,877	6,635,279	27,455,884	34,091,163
CLP	13,823,095	13,930,516	27,753,611	202,438	28,032,817	28,235,255
BRL	3,735,971	2,704,963	6,440,934	824,103	2,471,938	3,296,041
ARS	25,923,391	247,975	26,171,366	34,452,772	140,384	34,593,156
PGY	15,838	1,537,027	1,552,865	17,523	1,690,102	1,707,625
CHF	1,554,848	2,124,340	3,679,188	899,178	-	899,178

Trade accounts payable and other current accounts payable	344,287,012	5,940,283	350,227,295	449,856,870	7,217,773	457,074,643
USD	38,319,810	130,850	38,450,660	18,947,509	349,038	19,296,547
EUR	6,900,398	13,969	6,914,367	5,524,760	53,061	5,577,821
UF	1,510,681	7,314	1,517,995	1,860,276	-	1,860,276
CLP	128,499,300	5,788,150	134,287,450	167,135,196	6,815,674	173,950,870
BRL	126,181,313	-	126,181,313	144,438,439	-	144,438,439
ARS	25,879,083	-	25,879,083	67,851,883	-	67,851,883
PGY	14,906,076	-	14,906,076	42,129,433	-	42,129,433
Other currencies	2,090,351	-	2,090,351	1,969,374	-	1,969,374

Accounts payable to related entities, current	78,279,159	-	78,279,159	94,376,420	-	94,376,420
CLP	32,947,017	-	32,947,017	47,188,912	-	47,188,912
BRL	33,425,430	-	33,425,430	28,548,564	-	28,548,564
ARS	4,112,592	-	4,112,592	7,542,033	-	7,542,033
PGY	7,794,120	-	7,794,120	11,096,911	-	11,096,911

Other current provisions	1,381,290	949,353	2,330,643	422,985	1,099,441	1,522,426
CLP	1,381,290	902,694	2,283,984	422,985	1,049,930	1,472,915
PGY	-	46,659	46,659	-	49,511	49,511

Current tax liabilities	23,400,386	7,064,066	30,464,452	10,155,528	18,213,748	28,369,276
CLP	4,284,887	196,752	4,481,639	4,106,948	-	4,106,948
BRL	19,115,499	-	19,115,499	6,048,580	-	6,048,580
ARS	-	5,185,500	5,185,500	-	16,898,437	16,898,437
PGY	-	1,681,814	1,681,814	-	1,315,311	1,315,311

Current provisions for employee benefits	20,648,615	26,072,062	46,720,677	59,703,271	12,663,916	72,367,187
CLP	2,506,879	10,055,516	12,562,395	7,223,078	10,676,695	17,899,773
BRL	18,141,736	-	18,141,736	30,162,575	-	30,162,575
ARS	-	14,278,367	14,278,367	22,317,618	-	22,317,618
PGY	-	1,738,179	1,738,179	-	1,987,221	1,987,221

Other current non-financial liabilities	1,678,215	316,900	1,995,115	101,155,626	40,947,956	142,103,582
CLP	1,675,173	-	1,675,173	101,151,643	40,668,020	14,181,963
ARS	3,042	-	3,042	3,983	-	3,983
PGY	-	316,900	316,900	-	279,936	279,936

Total current liabilities	529,480,193	88,095,895	617,576,088	763,267,641	142,876,353	906,143,994
USD	41,710,013	3,105,080	44,815,093	23,475,255	3,172,362	26,647,617
EUR	6,942,525	146,315	7,088,840	5,562,662	172,131	5,734,793
UF	12,830,724	24,109,147	36,939,871	8,495,555	27,455,884	35,951,439
CLP	185,117,642	30,873,629	215,991,271	327,431,200	87,243,136	414,674,336
BRL	200,599,948	2,704,963	203,304,911	210,022,261	2,471,938	212,494,199
ARS	55,918,108	19,711,842	75,629,950	132,168,289	17,038,821	149,207,110
PGY	22,716,034	5,320,579	28,036,613	53,243,867	5,322,081	58,565,948
CHF	1,554,848	2,124,340	3,679,188	899,178	-	899,178
Other currencies	2,090,351	0	2,090,351	1,969,374	-	1,969,374

	06.30.2025				12.31.2024
NON-CURRENT LIABILITIES	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total	More than 1 year up to 3	More than 3 and up to 5	More than 5 years	Total
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other financial liabilities, non-current	1,072,577,668	6,025,920	1,130,739	1,079,734,327	1,056,609,706	8,011,840	192,170	1,066,543,247
USD	292,462,672	1,517,002	765,389	294,745,063	310,800,461	1,719,561	1,056,841	313,576,863
EUR	400,910	481,754	111,994	994,658	172,072	622,056	226,879	1,021,007
UF	533,391,415	1,096,572	-	534,487,987	528,074,358	1,598,112	-	529,672,470
CLP	41,712,115	-	-	41,712,115	26,303,149	-	-	26,303,149
BRL	5,776,457	2,930,592	253,356	8,960,405	5,580,210	4,072,111	637,981	10,290,302
ARS	132,795	-	-	132,795	15,078	-	-	15,078
CHF	198,701,304	-	-	198,701,304	185,664,378	-	-	185,664,378

Accounts payable, non-current	2,490,133	-	-	2,490,133	2,534,837	-	-	2,534,837
CLP	2,490,133	-	-	2,490,133	2,523,733	-	-	2,523,733
ARS	-	-	-	-	11.104	-	-	11,104

Accounts payable to related companies	-	-	-	-	380,465	-	-	380,465
BRL	-	-	-	-	380,465	-	-	380,465

Other provisions, non-current	53,465,780	-	-	53,465,780	53,723,373	-	-	53,723,373
BRL	52,611,326	-	-	52,611,326	53,001,124	-	-	53,001,124
ARS	854,454	-	-	854,454	722,249	-	-	722,249

Deferred tax liabilities	227,103,069	1,195	-	227,104,263	224,967,885	-	-	224,967,885
CLP	104,409,697	1,195	-	104,410,892	102,389,788	-	-	102,389,788
BRL	65,861,950	-	-	65,861,950	60,256,153	-	-	60,256,153
ARS	39,056,792	-	-	39,056,792	43,461,030	-	-	43,461,030
PGY	17,774,629	-	-	17,774,629	18,860,914	-	-	18,860,914

Non-current provisions for employee benefits	20,737,596	-	-	20,737,596	15,499,538	-	-	20,160,468
CLP	20,020,477	-	-	20,020,477	19,338,456	-	-	19,338,456
ARS	-	-	-	-	18,574	-	-	18,574
PGY	717,119	-	-	717,119	803,438	-	-	803,438

Other non-financial liabilities	2,943,746	-	-	2,943,746	2,252,984	-	-	2,252,984
BRL	2,943,746	-	-	2,943,746	2,252,984	-	-	2,252,984
ARS	-	-	-	-	-	-	-	-

Total non-current liabilities	1,379,317,991	6,027,115	1,130,739	1,386,475,845	1,360,629,718	8,011,840	1,921,701	1,370,563,259
USD	292,462,672	1,517,002	765,389	294,745,063	310,800,461	1,719,561	1,056,841	313,576,863
EUR	400,910	481,754	111,994	994,658	172,072	622,056	226,879	1,021,007
UF	533,391,415	1,096,572	-	534,487,987	528,074,358	1,598,112	-	529,672,470
CLP	168,632,422	1,195	-	168,633,617	150,555,126	-	-	150,555,126
BRL	127,193,479	2,930,592	253,356	130,377,427	121,470,936	4,072,111	637,981	126,181,028
ARS	40,044,041	-	-	40,044,041	44,228,035	-	-	44,228,035
PGY	18,491,748	-	-	18,491,748	19,664,352	-	-	19,664,352
CHF	198,701,304	-	-	198,701,304	185,664,378	-	-	185,664,378

31 – ENVIRONMENT (Non-audited)

The Company has made disbursements for industrial process improvements, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting, and other studies.

The breakdown of these disbursements by country is as follows:

	2025 period		Future commitments
	Charged to	Charged to	To be charged to	To be charged to
Countries	Expenses	fixed assets	expenses	fixed assets
	ThCh$	ThCh$	ThCh$	ThCh$
Chile	1,528,392	1,076,054	2,703,798	4,039,108
Argentina	1,427,089	-	-	-
Brazil	1,168,701	6,960	-	-
Paraguay	105,157	60,674,467	-	-
Total	4,229,339	61,757,481	2,703,798	4,039,108

32 – SUBSEQUENT EVENTS

On July 8, 2025, Embotelladora Andina S.A. contracted a bank loan for UF 2,362,044 (equivalent to CLP 92,799,985,672 at a rate of CLP 39,288.0 per UF), with a term of 5 years and a rate of 2.84% [UF], with a bullet payment at maturity and interest paid semi-annually. The financial conditions of the loan include covenants similar to those established in the bonds issued by Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, September 29, 2025